FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Highlights – Six months ended September 2006

2.	Nomura Reports Second Quarter, First Half Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 25, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Financial Highlights - Six months ended September 30, 2006

Date:	October 25, 2006

Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya (Overseas) New York, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Tomoyuki Funabiki
Managing Director, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811 URL(http://www.nomura.com)

(1) Operating Results

	For the six months ended September 30		For the year ended March 31
	2006	2005	2006
	(Yen amounts in millions, except per share data)
Total revenue	870,944	734,471	1,792,840
Change from the six months ended September 30, 2005	18.6%
Net revenue	456,912	460,150	1,145,650
Change from the six months ended September 30, 2005	(0.7%)
Income from continuing operations before income taxes	106,491	141,368	445,600
Change from the six months ended September 30, 2005	(24.7%)
Income from discontinued operations before income taxes	—	6,945	99,413
Change from the six months ended September 30, 2005	—
Net income	63,665	69,202	304,328
Change from the six months ended September 30, 2005	(8.0%)
Basic net income per share	33.41	36.01	159.02
Diluted net income per share	33.33	35.95	158.78
Return on shareholders’ equity (ROE)	6.1	7.4	15.5
Equity in earnings of affiliates	9,091	6,654	29,595
Average number of shares outstanding	1,905,579,864	1,921,644,125	1,913,758,941

Difference in recognition method with latest fiscal year: Yes

Note:
1.	The results of discontinued operations have been removed from the results of continuing operations.
2.	Net income is comprised of Income from continuing operations and Gain on discontinued operation.

(2) Financial Position

	At September 30		At March 31
	2006	2005	2006
	(Yen amounts in millions, except per share data)
Total assets	32,682,845	36,069,965	35,026,035
Shareholders’ equity	2,125,028	1,869,148	2,063,327
Shareholders’ equity as a percentage of total assets	6.5	5.2	5.9
Shareholders’ equity per share	1,114.88	981.51	1,083.19
Number of shares outstanding	1,906,067,957	1,904,363,154	1,904,864,196

(3) Cash flows

	For the six months ended September 30		For the year ended March 31
	2006	2005	2006
	(Yen amounts in millions)
Net cash provided by (used in) operating activities	(1,422,292)	(396,682)	(566,327)
Net cash provided by (used in) investing activities	(91,493)	(6,304)	27,439
Net cash provided by (used in) financing activities	847,879	582,505	798,215
Cash and cash equivalents at end of period	330,804	768,303	991,961

(4)	Scope of consolidation and equity method application

Number of consolidated subsidiaries and variable interest entities:	224
Number of affiliated companies, which were accounted for by the equity method:	36

(5)	Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 52	Exclusion 7
Number of equity method application	Inclusion 23	Exclusion 1

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

Financial Summary for the Six Months Ended September 30, 2006

Results of Operations

US GAAP Figures

	Billions of yen		% Change	Billions of yen
	For the six months ended		(%)	For the year ended
	September 30, 2006 (2006.4.1~ 2006.9.30) (A)	September 30, 2005 (2005.4.1 ~ 2005.9.30) (B)	(A-B)/(B)	March 31, 2006 (2005.4.1 ~ 2006.3.31)
Net revenue	456.9	460.2	(0.7)	1,145.7
Non-interest expenses	350.4	318.8	9.9	700.1

Income from continuing operations before income taxes	106.5	141.4	(24.7)	445.6
Income from discontinued operations before income taxes	—	6.9	—	99.4

Income before income taxes	106.5	148.3	(28.2)	545.0

Income from continuing operations	63.7	69.8	(8.8)	256.6
Gain on discontinued operation	—	(0.6)	—	47.7

Net income	63.7	69.2	(8.0)	304.3

Return on equity (ROE)	6.1%	7.4%	—	15.5%

*       In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter) are separately reported as income from discontinued operations. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 456.9 billion yen for the six months ended September 30, 2006, a decrease of 0.7% from the same period last year, and non-interest expenses of 350.4 billion yen, a 9.9% year-on-year increase. Income before income taxes (total of continuing operations and discontinued operations) decreased 28.2% to 106.5 billion yen, while net income (total of continuing operations and discontinued operations) decreased 8.0% to 63.7 billion yen. As a result, ROE for the six month period was 6.1%.

Total of business segments

	Billions of yen		% Change	Billions of yen
	For the six months ended		(%)	For the year ended
	September 30, 2006 (2006.4.1~ 2006.9.30) (A)	September 30, 2005 (2005.4.1~ 2005.9.30) (B)	(A-B)/(B)	March 31, 2006 (2005.4.1~ 2006.3.31)
Net revenue	465.5	391.2	19.0	1,059.8
Non-interest expenses	313.4	272.3	15.1	607.8

Income before income taxes	152.1	118.9	27.9	452.0

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for relationship purposes.

Net revenue of business segments for the six months ended September 30, 2006, increased 19.0% year-on-year to 465.5 billion yen. Non-interest expenses increased 15.1% year-on-year to 313.4 billion yen, and income before income taxes grew 27.9% year-on-year to 152.1 billion yen. Please refer to page 50 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segment

	Billions of yen		% Change	Billions of yen
	For the six months ended		%	For the year ended
	September 30, 2006 (2006.4.1 ~ 2006.9.30) (A)	September 30, 2005 (2005.4.1 ~ 2005.9.30) (B)	(A-B)/(B)	March 31, 2006 (2005.4.1 ~ 2006.3.31)

Domestic Retail	70.7	71.7	(1.4)	197.2
Global Markets	10.7	30.8	(65.2)	157.7
Global Investment Banking	21.8	11.3	93.5	51.5
Global Merchant Banking	51.3	(1.2)	—	55.4
Asset Management	16.3	8.6	88.5	20.6

Sub Total	170.8	121.3	40.9	482.5
Other	(18.7)	(2.4)	—	(30.5)

Income before income taxes	152.1	118.9	27.9	452.0

*	In January 2006, certain functions of Other business were integrated to Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

In Domestic Retail, income before income taxes decreased 1.4% from the same period last year to 70.7 billion yen. In line with the increasingly diverse range of asset management needs, we increased our proposal and consulting services for customers and expanded our product offering, leading to firm sales of investment trusts. As a result, commissions for distribution of investment trusts were solid. An overall decline in equity transaction value from individual investors, meanwhile, led to a drop in stock brokerage commissions

In Global Markets, income before income taxes declined 65.2% from the prior year to 10.7 billion yen. Fixed Income saw a decline in trading revenue due to changes in the interest rate and foreign exchange markets. In Equity, although derivative trading is starting to contribute to revenue and client order flow was strong, block trades declined during the period.

In Global Investment Banking, income before income taxes increased by 93.5% compared to the previous year to 21.8 billion yen. We acted as lead manager on a number of major equity financing deals and saw a rise in equity underwriting fees as well as an expansion of our capital-based solutions businesses such as MPOs.

In Global Merchant Banking, income before income taxes grew 52.5 billion yen compared to the previous year to 51.3 billion yen. Realized and unrealized gains from the partial sale of our stake in Tungaloy, an investee company of Nomura Principal Finance, as well as the partial sale of Terra Firma investee companies contributed to revenue during the period.

In Asset Management, income before income taxes increased 88.5% from the prior year period to 16.3 billion yen. Asset management fees increased as a result of growth in assets under management due to expanded distribution channels and product lineup of funds offering frequent distributions and newly launched funds. A gain on the sale of our stake in a group company was also booked during the period.

Other loss before income taxes was 18.7 billion yen. Total income before income taxes for all business segments increased 27.9% from the prior year to 152.1 billion yen.

Financial Position

Total assets at September 30, 2006, were 32.7 trillion yen, a decrease of 2.3 trillion yen compared to March 31, 2006, reflecting a decrease in collateralized agreements and trading assets and private equity investments. Total liabilities at September 30, 2006, were 30.6 trillion yen, a decrease of 2.4 trillion yen compared to March 31, 2006, due to a decrease in collateralized financing and trading liabilities. Total shareholders’ equity at September 30, 2006, was 2.1 trillion yen, an increase of 61.7 billion yen compared to March 31, 2006, due to an increase in retained earnings and cumulative translation adjustments.

Cash and cash equivalents as at September 30, 2006, decreased by 661.2 billion yen compared to March 31, 2006. Net cash used in operating activities amounted to 1.4 trillion yen due to an increase in trading related balances (net of trading-related assets and liabilities). Trading-related balances consist of trading assets and private equity investments, collateralized agreements, trading liabilities, collateralized financing and receivables and payables arising from unsettled trades (included in receivables or payables). Net cash used in investing activities was 91.5 billion yen. Net cash provided by financing activities was 847.9 billion yen as a result of an increase in long-term borrowings.

Financial Summary for the Three Months Ended September 30, 2006

Results of Operations

US GAAP Figures

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		%	For the three months ended	%
	September 30, 2006 (2006.7.1~ 2006.9.30) (A)	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	(A-B)(B)	September 30, 2005 (2005.7.1~ 2005.9.30) (C)	(A-C)/(C)
Net revenue	251.0	205.9	21.9	272.6	(7.9)
Non-interest expenses	177.9	172.5	3.1	160.3	10.9

Income from continuing operations before income taxes	73.1	33.4	118.8	112.3	(34.9)
Income from discontinued operations before income taxes	—	—	—	5.3	—

Income before income taxes	73.1	33.4	118.8	117.6	(37.9)

Income from continuing operations	43.5	20.1	116.1	60.7	(28.3)
Gain on discontinued operations	—	—	—	0.2	—

Net income	43.5	20.1	116.1	60.9	(28.5)

Return on equity (ROE)	8.3%	3.9%	—	13.1%	—

*       In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 251.0 billion yen for the three months ended September 30, 2006, a 21.9% increase from the previous quarter and 7.9% decline compared to the prior-year second quarter. Non-interest expenses increased 3.1% from the previous quarter and increased 10.9% compared to the prior-year second quarter to 177.9 billion yen. Income before income taxes (total of continuing operations and discontinued operations) of 73.1 billion yen was up 118.8% from the previous quarter and down 37.9% compared to the second quarter last year, while net income (total of continuing operations and discontinued operations) increased 116.1% from the previous quarter and decreased 28.5% compared to the prior-year second quarter to 43.5 billion yen. ROE for the quarter was 8.3%.

Total of business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	September 30, 2006 (2006.7.1~ 2006.9.30) (A)	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	(A-B)/(B)	September 30, 2005 (2005.7.1~ 2005.9.30) (C)	(A-C)/(C)
Net revenue	255.7	209.8	21.9	219.8	16.3
Non-interest expenses	158.0	155.3	1.7	138.3	14.3

Income before income taxes	97.7	54.4	79.4	81.5	19.9

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for relationship purposes.

Net revenue of business segments for the three months ended September 30, 2006, was 255.7 billion yen, a 21.9% increase from the prior quarter and 16.3% increase compared to the same period last year. Non-interest expenses increased 1.7% from the previous quarter and increased 14.3% compared to the prior-year second quarter to 158.0 billion yen. Income before income taxes increased 79.4% from the previous quarter and increased 19.9% compared to the prior-year second quarter to 97.7 billion yen. Please refer to page 50 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	September 30, 2006 (2006.7.1~ 2006.9.30) (A)	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	(A-B)/(B)	September 30, 2005 (2005.7.1~ 2005.9.30) (C)	(A-C)/(C)
Domestic Retail	28.2	42.5	(33.8)	41.4	(32.0)
Global Markets	(3.6)	14.3	—	31.5	—
Global Investment Banking	16.3	5.6	192.1	9.1	78.5
Global Merchant Banking	41.5	9.8	323.4	4.7	786.2
Asset Management	11.1	5.2	111.9	4.7	136.5

Sub Total	93.4	77.5	20.6	91.4	2.2
Other	4.3	(23.0)	—	(9.9)	—

Income before income taxes	97.7	54.4	79.4	81.5	19.9

*	In January 2006, certain functions of Other business were integrated to Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Second quarter income before income taxes were 16.3 billion yen for Global Investment Banking, up 192.1% from the first quarter and 78.5% from the same period last year; 41.5 billion yen from Global Merchant Banking, up 323.4% from the first quarter and 786.2% from the same period last year; and 11.1 billion yen from Asset Management, up 111.9% from the first quarter and 136.5% from the same period last year.

Domestic Retail income before income taxes, meanwhile, declined 33.8% from the previous quarter and 32.0% compared to the prior-year second quarter to 28.2 billion yen, while Global Markets was minus 3.6 billion yen.

Other income before income taxes was 4.3 billion yen. Total income before income taxes for all business segments was 97.7 billion yen, up 79.4% from the prior quarter and up 19.9% from the prior-year second quarter.

Business Segment Results for the Three Months Ended September 30, 2006

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2006 (2006.7.1~ 2006.9.30) (A)	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	(A-B)/(B)
Net revenue	94.5	105.6	(10.5)
Non-interest expenses	66.3	63.1	5.2

Income before income taxes	28.2	42.5	(33.8)

Net revenue decreased 10.5% from the previous quarter to 94.5 billion yen. Non-interest expenses increased 5.2% to 66.3 billion yen. Income before income taxes was 28.2 billion yen, down 33.8% compared to the prior quarter.

Commissions for distribution of investment trusts were in line with last fiscal year, reflecting strong demand as customer needs continue to diversify. Domestic Client Assets* increased by 1 trillion yen compared to the end of June to 77.7 trillion yen. Stock brokerage commissions declined due to a drop in equity transaction value from individual investors.

*	Domestic Client Assets refers to the sum of assets under custody in the Domestic Retail segment (including regional financial institutions) and the Financial Management Division.

Operating Results of Global Markets

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2006 (2006.7.1~ 2006.9.30) (A)	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	(A-B)/(B)
Net revenue	48.5	68.9	(29.6)
Non-interest expenses	52.1	54.6	(4.6)

Income before income taxes	(3.6)	14.3	—

Net revenue decreased 29.6% from the previous quarter to 48.5 billion yen. Non-interest expenses fell 4.6% to 52.1 billion yen. Income before income taxes was minus 3.6 billion yen.

In Fixed Income, JGB and derivative trading declined as a result of turmoil in the bond market stemming from a revision to Japan’s consumer price index, and changes in the interest rate and foreign exchange markets. In Equity, order flow from block trades declined and trading revenue fell due to decreased stock market volatility.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2006 (2006.7.1~ 2006.9.30) (A)	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	(A-B)/(B)
Net revenue	29.7	18.8	57.8
Non-interest expenses	13.4	13.2	1.4

Income before income taxes	16.3	5.6	192.1

Net revenue increased 57.8% from the previous quarter to 29.7 billion yen. Non-interest expenses increased 1.4% to 13.4 billion yen, while income before income taxes increased 192.1% to 16.3 billion yen.

Equity underwriting commissions increased as we acted as lead manager on a number of large deals including the public offerings by Elpida Memory and Matsushita Electric Industrial, and IPOs of Nomura Real Estate Holdings and MID REIT. In M&A, we acted as financial advisor on a number of symbolic deals such as the tender offer by Oji Paper for Hokuetsu Paper Mills and Marubeni’s purchase of Daiei shares from the Industrial Revitalization Corporation of Japan.

We topped the Equity and Equity-Related (Japan) league table* for the nine months to September 2006.

*	Source: Thomson Financial

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2006 (2006.7.1~ 2006.9.30) (A)	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	(A-B)/(B)
Net revenue	44.5	12.1	267.4
Non-interest expenses	3.1	2.3	31.5

Income before income taxes	41.5	9.8	323.4

Net revenue increased 267.4% compared to the previous quarter to 44.5 billion yen, while non-interest expenses increased 31.5% to 3.1 billion yen. Income before income taxes grew by 323.4% from the previous quarter to 41.5 billion yen.

During the second quarter we booked realized and unrealized gains from the partial sale of our stake in Tungaloy, an investee company of Nomura Principal Finance, as well as unrealized gains on Terra Firma investee companies. In terms of new investments, we invested 53 billion yen as a general partner in an investment partnership for a management buyout of Skylark and underwrote 25 billion of a capital increase by Mitsui Life Insurance.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2006 (2006.7.1~ 2006.9.30) (A)	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	(A-B)/(B)
Net revenue	23.9	17.6	35.3
Non-interest expenses	12.8	12.4	3.0

Income before income taxes	11.1	5.2	111.9

Net revenue increased 35.3% from the previous quarter to 23.9 billion yen, while non-interest expenses increased 3.0% to 12.8 billion yen. Income before income taxes increased 111.9% to 11.1 billion yen.

Distribution of funds offering frequent distributions remained robust during the quarter with assets under management in the My Story Profit Distribution-type Fund (B) increasing by 271.3 billion as of the end of September. Distribution of newly launched funds such as the Nomura All-In-One Fund was also strong. Assets under management in funds for bank customers rose by 426.5 billion yen in the three months to September 30, while the Nomura Global 6 Assets Diversified Fund distributed by Japan Post increased by 79.7 billion yen.

Total assets under management for the Asset Management division stood at 23 trillion yen at the end of September.

In addition, we booked a gain on the sale of our stake in a group company during the second quarter.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2006 (2006.7.1~ 2006.9.30) (A)	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	(A-B)/(B)
Net revenue	14.6	(13.3)	—
Non-interest expenses	10.4	9.7	6.6

Income(loss) before income taxes	4.3	(23.0)	—

Income before income taxes was 4.3 billion yen for the three months ended September 30, 2006, mainly due to realized gain on investments in equity securities held for relationship purposes. (Please refer to page 46 for details.)

Non-interest Expenses (Segment Total)

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2006 (2006.7.1~ 2006.9.30) (A)	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	(A-B)/(B)
Compensation and benefits	75.2	79.5	(5.3)
Commissions and floor brokerage	10.1	9.8	3.0
Information processing and communications	27.3	23.0	18.8
Occupancy and related depreciation	12.9	13.4	(4.1)
Business development expenses	9.2	7.2	27.3
Other	23.3	22.4	3.9

Non-Interest Expenses	158.0	155.3	1.7

Business segment non-interest expenses increased 1.7% from the previous quarter to 158.0 billion yen. Compensation and benefits expenses decreased 5.3% from the previous quarter to 75.2 billion yen and information processing and communications expenses increased 18.8% compared to the previous quarter to 27.3 billion yen.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2006 (A)	September 30, 2005 (B)	(A-B)/(B)	March 31, 2006
Revenue:
Commissions	145,642	132,650	9.8	356,325
Fees from investment banking	41,252	38,787	6.4	108,819
Asset management and portfolio service fees	65,208	44,891	45.3	102,667
Net gain on trading	103,312	114,649	(9.9)	304,223
Gain (loss) on private equity investments	37,295	(243)	—	12,328
Interest and dividends	440,171	316,248	39.2	693,813
(Loss) gain on investments in equity securities	(20,553)	28,374	—	67,702
Private equity entities product sales	42,705	46,480	(8.1)	88,210
Other	15,912	12,635	25.9	58,753

Total revenue	870,944	734,471	18.6	1,792,840
Interest expense	414,032	274,321	50.9	647,190

Net revenue	456,912	460,150	(0.7)	1,145,650

Non-interest expenses :
Compensation and benefits	161,828	146,404	10.5	325,431
Commissions and floor brokerage	20,590	14,796	39.2	32,931
Information processing and communications	50,601	41,245	22.7	89,600
Occupancy and related depreciation	28,185	26,489	6.4	55,049
Business development expenses	17,658	14,933	18.2	32,790
Private equity entities cost of goods sold	23,208	28,008	(17.1)	48,802
Other	48,351	46,907	3.1	115,447

	350,421	318,782	9.9	700,050

Income from continuing operations before income taxes	106,491	141,368	(24.7)	445,600
Income tax expense	42,826	71,566	(40.2)	188,972

Income from continuing operations	63,665	69,802	(8.8)	256,628

Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million in the year ended March 31, 2006)	—	6,945	—	99,413
Income tax expense	—	7,545	—	51,713

(Loss) gain on discontinued operations	—	(600)	—	47,700

Net income	63,665	69,202	(8.0)	304,328

	Yen		% Change	Yen
Per share of common stock:
Basic-
Income from continuing operations	33.41	36.32	(8.0)	134.10
(Loss) gain on discontinued operations	—	(0.31)	—	24.92

Net income	33.41	36.01	(7.2)	159.02

Diluted-
Income from continuing operations	33.33	36.26	(8.1)	133.89
(Loss) gain on discontinued operations	—	(0.31)	—	24.89

Net income	33.33	35.95	(7.3)	158.78

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from discontinued operations are separately reported.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	September 30, 2006	March 31, 2006	September 30, 2005
ASSETS
Cash and cash deposits:
Cash and cash equivalents	330,804	991,961	768,303
Time deposits	587,254	518,111	492,376
Deposits with stock exchanges and other segregated cash	55,542	45,564	71,137

	973,600	1,555,636	1,331,816

Loans and receivables:
Loans receivable	1,049,570	682,824	418,331
Receivables from customers	37,627	26,810	20,252
Receivables from other than customers	1,245,984	656,925	1,710,355
Allowance for doubtful accounts	(3,464)	(2,878)	(3,022)

	2,329,717	1,363,681	2,145,916

Collateralized agreements:
Securities purchased under agreements to resell	7,885,086	8,278,834	9,177,416
Securities borrowed	7,124,886	8,748,973	7,571,289

	15,009,972	17,027,807	16,748,705

Trading assets and private equity investments (including securities pledged as collateral):
Securities inventory	11,850,187	12,739,805	12,852,741
Derivative contracts	631,990	592,360	431,660
Private equity investments	335,247	365,276	335,830

	12,817,424	13,697,441	13,620,231

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥227,886 million at September 30, 2006, ¥211,521 million at March 31, 2006 and ¥202,346 million at September 30, 2005, respectively)	353,160	330,964	302,399
Lease deposits	44,960	47,582	49,691
Non-trading debt securities (including securities pledged as collateral)	229,379	220,593	262,866
Investments in equity securities	207,650	219,486	192,832
Investments in and advances to affiliated companies	295,955	223,912	231,097
Deferred tax assets	142,178	145,024	109,189
Assets of discontinued operations	—	—	915,353
Other	278,850	193,909	159,870

	1,552,132	1,381,470	2,223,297

Total assets	32,682,845	35,026,035	36,069,965

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” assets and liabilities of discontinued operations in the previous year have been reclassified.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	September 30, 2006	March 31, 2006	September 30, 2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	829,315	691,759	868,589

Payables and deposits:
Payables to customers	423,758	247,511	266,486
Payables to other than customers	363,132	619,271	440,863
Time and other deposits received	402,526	372,949	303,846

	1,189,416	1,239,731	1,011,195

Collateralized financing:
Securities sold under agreements to repurchase	11,861,474	10,773,589	13,360,609
Securities loaned	6,287,138	6,486,798	5,391,902
Other secured borrowings	1,283,263	3,002,625	3,213,915

	19,431,875	20,263,012	21,966,426

Trading liabilities:
Securities sold but not yet purchased	3,505,842	5,880,919	5,351,742
Derivative contracts	673,287	646,708	541,260

	4,179,129	6,527,627	5,893,002

Other liabilities:
Accrued income taxes	32,253	188,770	56,306
Accrued pension and severance costs	65,308	65,041	78,291
Liabilities of discontinued operations	—	—	865,290
Other	396,063	388,169	323,346

	493,624	641,980	1,323,233

Long-term borrowings	4,434,458	3,598,599	3,138,372

Total liabilities	30,557,817	32,962,708	34,200,817

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at September 30, 2006, March 31, 2006, and September 30, 2005	182,800	182,800	182,800

Additional paid-in capital	162,127	159,527	157,602

Retained earnings	1,852,207	1,819,037	1,652,486

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(14,028)	(14,096)	(23,571)
Cumulative translation adjustments	23,147	(1,129)	(16,619)

	9,119	(15,225)	(40,190)

	2,206,253	2,146,139	1,952,698
Less-Common stock held in treasury, at cost - 59,851,903 shares, 61,055,664 shares, and 61,556,706 shares at September 30, 2006, at March 31, 2006 and September 30, 2005, respectively	(81,225)	(82,812)	(83,550)

Total shareholders’ equity	2,125,028	2,063,327	1,869,148

Total liabilities and shareholders’ equity	32,682,845	35,026,035	36,069,965

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” assets and liabilities of discontinued operations in the previous year have been reclassified.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Millions of yen
	For the six months ended	For the year ended	For the six months ended
	September 30, 2006	March 31, 2006	September 30, 2005
Common stock
Balance at beginning of year	182,800	182,800	182,800

Balance at end of year	182,800	182,800	182,800

Additional paid-in capital
Balance at beginning of year	159,527	155,947	155,947
Gain on sales of treasury stock	(633)	192	0
Issuance of common stock options	3,233	3,388	1,655

Balance at end of year	162,127	159,527	157,602

Retained earnings
Balance at beginning of year	1,819,037	1,606,136	1,606,136
Net income	63,665	304,328	69,202
Cash dividends	(30,495)	(91,427)	(22,852)

Balance at end of year	1,852,207	1,819,037	1,652,486

Accumulated other comprehensive income
Minimum pension liability adjustment
Balance at beginning of year	(14,096)	(24,645)	(24,645)
Net change during the year	68	10,549	1,074

Balance at end of year	(14,028)	(14,096)	(23,571)

Cumulative translation adjustments
Balance at beginning of year	(1,129)	(18,083)	(18,083)
Net change during the year	24,276	16,954	1,464

Balance at end of year	23,147	(1,129)	(16,619)

Common stock held in treasury
Balance at beginning of year	(82,812)	(33,726)	(33,726)
Repurchases of common stock	(81)	(49,507)	(49,391)
Sale of common stock (including common stock issued to employees)	1,700	679	8
Other net change in treasury stock	(32)	(258)	(441)

Balance at end of year	(81,225)	(82,812)	(83,550)

Number of shares issued
Balance at beginning of year	1,965,919,860	1,965,919,860	1,965,919,860

Balance at end of year	1,965,919,860	1,965,919,860	1,965,919,860

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2006	September 30, 2005	March 31, 2006
Cash flows from operating activities from continuing operations:
Income from continuing operations	63,665	69,802	256,628
Adjustments to reconcile income from continuing operations to net cash (used in) provided by operating activities from continuing operations
Depreciation and amortization	24,243	21,191	42,812
Loss (gain) on investments in equity securities	20,553	(28,374)	(67,702)
Changes in operating assets and liabilities:
Time deposits	(40,169)	(72,293)	(81,193)
Deposits with stock exchanges and other segregated cash	(8,613)	(26,495)	(440)
Trading assets and private equity investments	1,165,486	2,120,776	2,302,636
Trading liabilities	(2,485,422)	539,690	1,084,026
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,439,454	(1,330,938)	(3,107,197)
Securities borrowed, net of securities loaned	1,408,199	(638,601)	(761,584)
Other secured borrowings	(1,719,363)	(205,277)	(416,566)
Loans and receivables, net of allowance	(815,525)	(918,145)	(75,773)
Payables and deposits received	(137,295)	44,192	157,956
Other, net	(337,505)	27,790	100,070

Net cash (used in) provided by operating activities from continuing operations	(1,422,292)	(396,682)	(566,327)

Cash flows from investing activities from continuing operations:
Payments for purchases of office buildings, land, equipment and facilities	(32,795)	(28,056)	(83,983)
Proceeds from sales of office buildings, land, equipment and facilities	142	476	1,557
Payments for purchases of investments in equity securities	(5,602)	(2,095)	(2,126)
Proceeds from sales of investments in equity securities	8,800	9,520	10,523
(Increase) Decrease in non-trading debt securities, net	(13,291)	14,136	56,824
Other, net	(48,747)	(285)	44,644

Net cash used in investing activities from continuing operations	(91,493)	(6,304)	27,439

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings	1,187,261	643,535	1,656,317
Decrease in long-term borrowings	(389,097)	(341,442)	(943,086)
Increase in short-term borrowings, net	132,605	349,217	175,910
Proceeds from sales of common stock	1,067	8	871
Payments for repurchases of common stock	(81)	(49,391)	(49,507)
Payments for cash dividends	(83,876)	(19,422)	(42,290)

Net cash provided by financing activities from continuing operations	847,879	582,505	798,215

Effect of exchange rate changes on cash and cash equivalents	4,749	3,669	16,419
Discontinued operations, net	—	—	131,100

Net (decrease) increase in cash and cash equivalents	(661,157)	183,188	406,846
Cash and cash equivalents at beginning of the period	991,961	585,115	585,115

Cash and cash equivalents at end of the period	330,804	768,303	991,961

Note:	Reclassifications -

Cash flows from discontinued operations have been removed from cash flows from continuing operations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Summary of accounting policies:

Basis of presentation—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura.”

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”), the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material intercompany transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Accounting changes—

Accounting for certain hybrid financial instruments

On April 1, 2006, Nomura early adopted, primarily on a prospective basis, SFAS 155. In accordance with this standard, certain hybrid financial instruments that contain embedded derivatives are accounted for at fair value, with the change recorded in current earnings.

Discontinued operations—

On January 31, 2006, Nomura sold its stake in Millennium Retailing, Inc. (“MR”). MR was one of the investments in Nomura’s private equity business and accounted for as a consolidated subsidiary. In the year ended March 31, 2006, MR has been classified as discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and its results of operations and cash flows are separately reported.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in Net gain on trading. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models which incorporate factors reflecting contractual terms, such as underlying asset prices, interest rates, dividend rates and volatility.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Any changes in the fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base assumptions underlying valuation pricing models.

Private equity business—

The investments in private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment. The consolidated subsidiaries in private equity business are referred to “private equity entities.”

Private equity investments accounted for at fair value are based on Nomura’s assessment of each underlying investment. The investments, by their nature, have little or no price transparency. Investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Downward adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has declined below the carrying value. In reaching that determination, Nomura uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Nomura engages in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Certain derivatives embedded in debt instruments are bifurcated from the host contract, such as bonds and certificates of deposit, and accounted for at fair value. Changes in the fair value of these embedded derivatives are reported in Net gain on trading. Derivatives used to economically hedge these instruments are also accounted for at fair value, and changes in the fair value of these derivatives are reported in Net gain on trading.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transaction loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activity loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, including those held by private equity entities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives.

Long-lived assets—

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for its operating purposes and other than operating purposes. For Nomura’s operating purposes, it holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes.

Investments in equity securities for Nomura’s operating purposes are recorded as Investments in equity securities in the consolidated balance sheets.

Investments in equity securities for other than operating purposes include investments in equity securities held by private equity entities, which are included in the consolidated balance sheets in Other assets—Other.

In accordance with U.S. GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated statements of income.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

Nomura accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation.” Compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the service period, which generally is equal to the vesting period.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect all of the securities with potential dilutive effect.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” these assets are reviewed annually, or more frequently in certain circumstance, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

New accounting pronouncements—

In June 2006, FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”. FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Nomura expects to adopt the provisions of FIN 48 beginning in the first quarter of fiscal 2008. Nomura is currently assessing the impact of adoption FIN 48 on our consolidated financial statement.

In September 2006, FASB issued FAS 157, “Fair Value Measurements”. FAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. In addition, FAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model). FAS 157 is effective for fiscal years beginning after November 15, 2007. Nomura is currently assessing the impact of adoption FAS 157 on our consolidated financial statement.

In September 2006, FASB issued FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R.” FAS 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation (with limited exception). FAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. Nomura is currently assessing the impact of adoption FAS 158 on our consolidated financial statement.

2.	Equity in earnings of affiliates

Nomura Real Estate Holdings, Inc. (“NREH”) is a subsidiary of Nomura Land and Building Co., Ltd. (“NLB”), which in turn is an equity method investee of Nomura. In October 2006, NREH completed an initial public offering and its shares were listed on the First Section of the Tokyo Stock Exchange. Since the price of capital paid in per share exceeded NLB’s carrying amount per share of NREH stock, NLB will recognize an effect on the transaction in the third quarter. Nomura will in turn recognize its share of this effect in the third quarter. The amount of such effect will be included in Nomura’s consolidated statement of income for the nine months ended December 31, 2006.

3.	Comprehensive income:

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2006	September 30, 2005	March 31, 2006
Net income	63,665	69,202	304,328

Other comprehensive income (loss), net of tax:
Change in cumulative translation adjustments	24,276	1,464	16,954
Minimum pension liability adjustment during the period	68	1,074	10,549

Total other comprehensive income (loss), net of tax	24,344	2,538	27,503

Comprehensive income	88,009	71,740	331,831

4.	Segment Information-Operating segment:

The following table shows business segment information and reconciliation items to the consolidated income statement information.

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2006(A)	September 30, 2005(B)	(A-B)/(B)	March 31, 2006
(1) Net revenue

Business segment information:
Domestic Retail	200,127	186,246	7.5	446,535
Global Markets	117,374	127,499	(7.9)	371,108
Global Investment Banking	48,496	33,238	45.9	99,666
Global Merchant Banking	56,664	3,608	1,470.5	68,244
Asset Management	41,490	29,331	41.5	65,843

Sub Total	464,151	379,922	22.2	1,051,396
Other	1,348	11,316	(88.1)	8,403

Net revenue	465,499	391,238	19.0	1,059,799

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(25,451)	20,273	—	59,320
Effect of consolidation/deconsolidation of certain private equity investee companies	16,864	48,639	(65.3)	26,531

Consolidated net revenue	456,912	460,150	(0.7)	1,145,650

(2) Non-interest expense

Business segment information:
Domestic Retail	129,417	114,519	13.0	249,330
Global Markets	106,648	96,705	10.3	213,387
Global Investment Banking	26,653	21,952	21.4	48,127
Global Merchant Banking	5,384	4,782	12.6	12,809
Asset Management	25,200	20,689	21.8	45,220

Sub Total	293,302	258,647	13.4	568,873
Other	20,056	13,669	46.7	38,934

Non-interest expense	313,358	272,316	15.1	607,807

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	37,063	46,466	(20.2)	92,243

Consolidated non-interest expenses	350,421	318,782	9.9	700,050

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	70,710	71,727	(1.4)	197,205
Global Markets	10,726	30,794	(65.2)	157,721
Global Investment Banking	21,843	11,286	93.5	51,539
Global Merchant Banking	51,280	(1,174)	—	55,435
Asset Management	16,290	8,642	88.5	20,623

Sub Total	170,849	121,275	40.9	482,523
Other *	(18,708)	(2,353)	—	(30,531)

Income before income taxes	152,141	118,922	27.9	451,992

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(25,451)	20,273	—	59,320
Effect of consolidation/deconsolidation of certain private equity investee companies	(20,199)	2,173	—	(65,712)

Income from continuing operations before income taxes	106,491	141,368	(24.7)	445,600
Income from discontinued operations before income taxes	—	6,945	—	99,413

Income before income taxes (Total of continuing operations and discontinued operation)	106,491	148,313	(28.2)	545,013

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2006(A)	September 30, 2005(B)	(A-B)/(B)	March 31, 2006
Net gain/loss on trading related to economic hedging transactions	(25,418)	(11,251)	—	(64,761)
Realized gain on investments in equity securities held for relationship purposes	4,898	8,101	(39.5)	8,382
Equity in earnings of affiliates	9,445	5,688	66.1	27,842
Corporate items	(3,456)	(3,212)	—	(7,443)
Others	(4,177)	(1,679)	—	5,449

Total	(18,708)	(2,353)	—	(30,531)

5.	Other:

Other notes to the consolidated financial information will be disclosed when those are available.

Corporate Goals and Principles

Management Policy and Structure of Business Operations

The vision of Nomura Group (Nomura Holdings, Inc. and its consolidated domestic and foreign subsidiaries, excluding its private investee companies) is to enhance its presence as a “globally competitive Japanese financial services group.” We have set a management target of achieving an average consolidated ROE of between 10% and 15% over the medium to long term.

In order to achieve this vision, we will pay close attention to our clients’ needs and strive to provide them with superior services and solutions while expanding our business portfolio beyond the bounds of the traditional securities business. With a more aggressive management style, we aim to bolster profitability and diversify sources of revenue to achieve a strong earnings platform capable of withstanding any kind of market environment.

In executing our business strategy, Nomura Group focuses on globally-linked business divisions, rather than individual legal entities. Nomura Group’s business divisions are comprised of Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Global Markets consists of Global Fixed Income, Global Equity and Asset Finance.

By further strengthening accountability and authority of the business divisions, each division will achieve a higher level of specialization, and advance and grow business in its respective area. Also, enhancing collaboration between business divisions will allow Nomura Group to maximize the sum of its business parts.

Business Portfolio

Nomura’s Capital Management

Capital Management Policy

Nomura seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. Nomura reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

Dividend

In regard to cash dividends, Nomura first decides target dividend amounts, minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of about 3%. When Nomura achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%. Nomura seeks to ensure sustainable growth of its target dividend in the medium to long term. As for retained profits, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Stock Repurchase

Nomura repurchases shares when it recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment. When Nomura decides to set up a share buyback program, the firm will announce the decision soon after it is made and purchase the shares following internal guidelines.

Current Challenges

Current business environment

The business environment in which Nomura Group operates is poised to enter a period of unprecedented change. As the Japanese economy recovers and the global economy continues to expand, asset management needs will grow and money will flow into stock markets. Imminent changes in Japan include the retirement of baby boomers, which will dramatically alter the social structure; legal system reforms, and further deregulation. These changes represent significant opportunities for the financial services industry, as individual financial assets will grow, the ongoing shift from savings to investment will accelerate, and companies will develop aggressive financial strategies. However, along with these opportunities comes a heightened competitive environment in which Nomura Group must not become complacent.

In this environment, we will continue to focus on the needs of our clients. We will take a flexible approach in adjusting to the changing business environment and continue to expand our business which is backed by our strong client base.

Challenges and Strategy

Nomura Group must acquire the confidence that we can continually achieve our management target of an average consolidated ROE of between 10% and 15%. New ideas must be employed to make change, and the growth trend must be maintained. To achieve this, Nomura Group will expand and grow existing business divisions, generate new businesses, and rebuild its overseas businesses.

Expansion and growth of the existing business divisions

Having further increased accountability and authority in each business division, we will further develop our businesses within each business division. To do so, we will implement the strategies outlined below for each business division.

In Domestic Retail, we aim to shift personal financial assets away from bank savings to the securities markets, expanding and strengthening our client base. For that purpose, we will continue to take a “Core Value Formation” strategy, in which we aim to offer products and services that our clients find to be of “value”. We will also continue our efforts to provide education to investors in order to expand the overall investor universe towards the securities market.

In Global Markets, we provide high value-added investment opportunities and solutions, through the application of financial techniques such as securitization and derivatives, and provide liquidity to financial instruments such as interest rates, foreign exchange, credit, equity and real estate related products.

In Global Investment Banking, we will expand our M&A advisory and corporate financing businesses by providing high value-added solutions in line with each client’s individual needs. We will also use our domestic and international networks to build up a solid presence in Asia and further expand our global operations.

In Global Merchant Banking, we work closely with other business divisions in the group to maximize the value of our investments by improving the enterprise value of companies we invest in.

In Asset Management, we will continue to maintain a structure which can continuously add value by concentrating our operations, enhancing research capabilities and improving our analysis. We also aim to increase assets under management by diversifying the investment opportunities we can offer and expanding our sales channels. In the defined contribution pension plan business, we will increase Nomura Group’s client base by offering integrated services that run from consulting for plan implementation to offering individual products.

New business

In the current fast changing business environment, the question of whether Nomura Group can continue to grow depends on whether we can continue reforming our operations from within. To ensure we capitalize on opportunities for growth, we will focus on expanding our existing business divisions and take an open-minded approach to develop our business portfolio.

We have already taken steps to create new business opportunities. We have set up a number of new companies and new businesses, and we intend to build on this momentum. We will also continue to focus on expanding our existing businesses into new areas by approaching our operations with a different view.

Overseas business

In international operations, we will implement different business strategies that reflect the different characteristics of each region. In Asia, we will focus on growing the high-net-worth investor market and further expand our client base . In Europe, we will concentrate on strengthening the development and supply of high value-added products. In the United States, we will focus on our core competencies by improving efficiency of business operations and building up profitable local business.

In addressing the above challenges and strategy, we will bring together the collective strengths of our domestic and international operations to expand and develop Japan’s financial and securities markets, while also increasing profitability across Nomura Group to achieve our management targets and maximize shareholder value.

Parent Company

None

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust & Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Facilities, Inc.

Nomura Institute of Capital Markets Research

Joinvest Securities Co., Ltd.

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Asset Capital Corporation

The Capital Company of America, LLC

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

Nomura Asia Holding N.V.

Nomura Investment Banking (Middle East) B.S.C. (Closed)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Malaysia Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cashflow could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, act of terrorism, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues concerning our intermediary business because of a decline in the volume of brokered securities transactions that we execute for our customers. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income and equity and other markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of asset, including financial derivatives transactions in the interest rate, credit, equity, currency, commodity, real estate and other markets, credited loans and real estate. Fluctuations of the markets where the foregoing assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially unlimited losses. The uptrend of Japanese market interest rates and their volatility were caused by a monetary policy change by the Bank of Japan in March 2006. This could result in losses due to the decline in value of the bonds we own, although we have worked to mitigate these position risks with a variety of hedging techniques. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the terrorist attacks on September 11, 2001, or the Russian economic crisis in 1998. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets. In addition, we commit capital to take relatively large position for underwriting or warehousing assets to facilitate certain capital market transactions. We may incur significant losses from these positions.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of specific assets can enhance our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, we previously held a large inventory for commercial mortgage-backed securities in our U.S. operations, the value of which seriously deteriorated after bond investors took flight from these investments in August 1998.

Extended market decline can reduce liquidity and lead to material losses

Extended market decline can reduce the level of market activity and the liquidity of the assets traded in the market. If we cannot properly close out our associated positions, particularly with respect to over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer large losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks, and thereby suffer large losses.

Market risk may increase the other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products through financial engineering/innovation may be increased by market risk. Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of the rise of our own credit risk. Furthermore, if there is a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them. Our liquidity risk and credit risk are described below.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of long-term bonds, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

Our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the general prospects for the investment banking, securities or financial services industries generally. For example, in 1998 and 1999, as a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, some international lenders charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market and restricted the availability of credit they were willing to extend. This additional risk premium, commonly known as “Japan premium”, may be imposed again.

In particular, we may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which could adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. This could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. For example, in 1998, after a series of credit rating downgrades, we experienced an increase in borrowing costs and reduced access to short-term funding sources—particularly in connection with our operations in Europe and the United States.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only the events such as the terrorist attacks on September 11, 2001 and the Russian economic crisis in 1998 that resulted in losses to our business but also the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant changes in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete or less competitive, or

•	the failure of corporate actions, bankruptcy, and criminal prosecution with respect to the issuers of our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	decline of prices of securities issued by third parties, or

•	executing securities, futures, currency or derivative trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. We may suffer financially if major Japanese financial institutions fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our customers and counterparties may be unable to perform their obligations to us as a result of economic or political conditions

Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry is intensely competitive and rapidly consolidating

The businesses we are in are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services.

Competition with online securities companies in Japan is intensifying

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Moreover, since the full deregulation of stock brokerage commission rates in October 1999, competition in the domestic brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, including those that specialize in online securities brokerage, are offering securities brokerage services at low commission rates. We may continue to experience pricing pressures in the future.

Competition with securities companies affiliated with Japanese commercial banks is increasing

In recent years, securities companies affiliated with Japanese commercial banks have been increasing their market shares in the underwriting business, thereby reducing our share. Some of these securities companies have been successful in capturing the lead underwriter’s position in major corporate bond offerings.

Competition with non-Japanese firms in the Japanese market is increasing

Competition from non-Japanese firms has also increased through their presence in Japan, especially in the areas of securities underwriting and corporate advisory services, particularly M&A advisory services.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, the number of business alliances of securities companies with commercial banks has been increasing. Consolidations of those financial institutions with a view to becoming a conglomerate are also reported as possible. Through such business alliances and consolidations, these other securities companies and commercial banks have, or would have, the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services. This diversity of services offered is enhancing, or would enhance, their competitive position compared with us. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial institutions in international markets

We believe that significant challenges and opportunities will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk. If such risk materializes, we could suffer financial losses, disruption in our business, litigation from relevant parties, regulatory intervention in our business by the authorities, or reputation damage:

•	suffering damages due to failure to settle securities transactions,

•	suffering damages due to failure by officers or employees to perform proper administrative activities prescribed in regular procedures, such as orders to the securities exchanges,

•	suffering damages due to suspension or malfunction of systems, many of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd., or,

•	suffering damages as a result of the destruction of our facilities or systems due to large-scale disasters or acts of terrorism.

Our business is subject to substantial legal and regulatory risk, to regulatory changes and reputation risk

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputation harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws for materially false or misleading statements made in connection with securities underwriting and offering transactions, potential liability for advice we provide in corporate transactions, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for transactions with us and legal claims concerning our merchant banking business. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not necessarily designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in September 2002, the Financial Services Agency of Japan abolished restrictions on sharing common office space between banks and their affiliated securities companies. Also, in accordance with the amendments to the Securities and Exchange Law effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business and therefore increasing competition. Furthermore, we may face additional regulations on trading or other activities that may lead to a reduction of the market liquidity, trading volume or market participants. Such regulatory action may damage the Japanese markets as our main revenue source.

Misconduct by an employee, Director or Executive Officer could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee, Director or Executive Officer could occur. Misconduct by a party such as an employee, Director or Executive Officer, including transactions in excess of authorized limits, acceptance of risks that exceeds our limits, or concealment of unauthorized or unsuccessful activities may adversely affect our business. Misconduct by an employee, Director or Executive Officer could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions, legal liability and serious reputation or financial damage to us. We may not always be able to deter misconduct by an employee, Director or Executive Officer and the precautions we take to prevent and detect misconduct may not be effective in all cases.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from customers in relation to our business. Reportedly, in recent years, there have been many cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Law Concerning Protection of Personal Information, rules, regulations and guidelines relating thereto. The provisions of this law applicable to us became effective on April 1, 2005.

Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from customers if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any tarnishment of our reputation caused by such unauthorized disclosure could lead to a decline in new customers and/or a loss of existing customers, as well as to increased costs and expenses in dealing with any such problems.

We may not be able to realize gains we expect on our private equity investments

As discussed in “Private Equity Business” under Item 5.A. of this annual report, we restructured our European private equity business in 2002. Following the restructuring, the investments that were formerly possessed by the “old” Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd. (TFCPL), an independent private equity firm, which was founded by a number of ex-Nomura employees. Under the legal agreements between the two parties, TFCPL has been appointed as sole, discretionary manager of the investments and has full autonomy over all decisions regarding how these investments are run and managed, including appointing management, setting and agreeing strategic direction and determining how and when the investments are eventually exited. Nomura as a passive investor in respect of the Terra Firma investments, cannot take any action in respect of TFCPL or any of the underlying investments and has no representation in the board of directors of any of the underlying investee companies. The legal arrangements entered into with Terra Firma are designed to ensure an alignment of interest between Nomura as the investor and TFCPL as the discretionary manager, but Nomura does not have the ability to terminate these arrangements other than for cause.

The performance of the Terra Firma investments could have a material impact on our future financial statements. This performance in turn will be dependent on the ability of TFCPL to maximize value from the investments and also on general market conditions. The Terra Firma investments are in the residential real estate, consumer finance, retail and business process outsourcing sectors, and thus any deterioration in the market conditions of these sectors in Europe could have a material impact on our future financial statements. This is especially the case if market conditions deteriorate in the residential real estate sectors in the UK and Germany, given the large amount of investment in these sectors. Furthermore, given the large and illiquid nature of the Terra Firma investments, TFCPL, who manage these investments, may not be able to realize the value of the individual investments at a level, at the time or in a way they would wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan as discussed in “Private Equity Investments” under Item 5.A. of this annual report. The investments of this business are mainly in the manufacturing and theme park sectors in Japan. As the size of this business increases, any deterioration in the market conditions of these sectors and/or our inability to dispose of our private equity investments at a level, at the time or in a way we may wish, could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our income statement. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

Our investments in publicly-traded shares of affiliates accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have equity investments in affiliates accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” that the decline is other than temporary, then we must record an impairment loss for the applicable fiscal period.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts (“Nomura Bond Fund”) are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates, the shifts in cash flow or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

Supplemental Consolidated Financial Information

(Unaudited)

This supplemental information (Unaudited) contains the following items.

•	Quarterly Results - Consolidated Income Statement

•	Quarterly Results - Business Segment

•	Commissions/fees received and Net gain on trading

•	Consolidated Income Statement Information

•	Business segment information

•	Reconciliation items of the business segment information to the consolidated income statement information

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen						% Change
	For the three months ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006(A)	September 30, 2006(B)	(B-A)/(A)
Revenue:
Commissions	55,152	77,498	106,187	117,488	79,579	66,063	(17.0)
Fees from investment banking	14,719	24,068	28,569	41,463	14,351	26,901	87.5
Asset management and portfolio service fees	19,942	24,949	25,589	32,187	29,732	35,476	19.3
Net gain on trading	70,802	43,847	90,578	98,996	55,770	47,542	(14.8)
(Loss) gain on private equity investments	(2,490)	2,247	7,615	4,956	9,784	27,511	181.2
Interest and dividends	132,914	183,334	216,162	161,403	207,860	232,311	11.8
(Loss) gain on investments in equity securities	(2,825)	31,199	36,249	3,079	(20,509)	(44)	—
Private equity entities product sales	24,520	21,960	23,916	17,814	20,985	21,720	3.5
Other	6,900	5,735	19,115	27,003	4,178	11,734	180.9

Total revenue	319,634	414,837	553,980	504,389	401,730	469,214	16.8
Interest expense	132,101	142,220	194,200	178,669	195,796	218,236	11.5

Net revenue	187,533	272,617	359,780	325,720	205,934	250,978	21.9

Non-interest expenses:
Compensation and benefits	72,612	73,792	87,876	91,151	82,768	79,060	(4.5)
Commissions and floor brokerage	5,915	8,881	8,472	9,663	10,255	10,335	0.8
Information processing and communications	20,621	20,624	20,952	27,403	23,167	27,434	18.4
Occupancy and related depreciation	12,518	13,971	13,396	15,164	14,442	13,743	(4.8)
Business development expenses	6,766	8,167	7,622	10,235	7,848	9,810	25.0
Private equity entities cost of goods sold	14,999	13,009	13,712	7,082	11,365	11,843	4.2
Other	25,004	21,903	30,505	38,035	22,685	25,666	13.1

	158,435	160,347	182,535	198,733	172,530	177,891	3.1

Income from continuing operations before income taxes	29,098	112,270	177,245	126,987	33,404	73,087	118.8
Income tax expense	19,966	51,600	73,201	44,205	13,266	29,560	122.8

Income from continuing operations	9,132	60,670	104,044	82,782	20,138	43,527	116.1

Discontinued operations
Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—
Income tax expense	2,417	5,128	7,415	36,753	—	—	—

(Loss) gain on discontinued operations	(811)	211	2,448	45,852	—	—	—

Net income	8,321	60,881	106,492	128,634	20,138	43,527	116.1

	Yen						% Charge
Per share of common stock:
Basic-
Net income	4.30	31.89	55.92	67.54	10.52	22.84	117.1

Diluted-
Net income	4.30	31.83	55.80	67.42	10.50	22.78	117.0

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from discontinued operations are separately reported.

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Business Segment Information - Quarterly Results

The following table shows quarterly business segment information and reconciliation items to the consolidated income statement.

	Millions of yen						% Change
	For the three months ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006 (A)	September 30, 2006 (B)	(B-A)/(A)
(1) Net revenue

Business segment information:
Domestic Retail	84,812	101,434	136,732	123,557	105,609	94,518	(10.5)
Global Markets	49,759	77,740	115,175	128,434	68,899	48,475	(29.6)
Global Investment Banking	12,785	20,453	35,286	31,142	18,808	29,688	57.8
Global Merchant Banking	(3,267)	6,875	80,112	(15,476)	12,123	44,541	267.4
Asset Management	13,968	15,363	18,072	18,440	17,636	23,854	35.3

Sub Total	158,057	221,865	385,377	286,097	223,075	241,076	8.1
Other	13,382	(2,066)	992	(3,905)	(13,301)	14,649	—

Net revenue	171,439	219,799	386,369	282,192	209,774	255,725	21.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(10,993)	31,266	36,266	2,781	(20,649)	(4,802)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	27,087	21,552	(62,855)	40,747	16,809	55	(99.7)

Consolidated net revenue	187,533	272,617	359,780	325,720	205,934	250,978	21.9

(2) Non-interest expense

Business segment information:
Domestic Retail	54,507	60,012	62,645	72,166	63,070	66,347	5.2
Global Markets	50,486	46,219	54,253	62,429	54,573	52,075	(4.6)
Global Investment Banking	10,616	11,336	12,014	14,161	13,237	13,416	1.4
Global Merchant Banking	2,588	2,194	2,510	5,517	2,326	3,058	31.5
Asset Management	10,006	10,683	11,825	12,706	12,413	12,787	3.0

Sub Total	128,203	130,444	143,247	166,979	145,619	147,683	1.4
Other	5,820	7,849	11,297	13,968	9,706	10,350	6.6

Non-interest expense	134,023	138,293	154,544	180,947	155,325	158,033	1.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	24,412	22,054	27,991	17,786	17,205	19,858	15.4

Consolidated non-interest expenses	158,435	160,347	182,535	198,733	172,530	177,891	3.1

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	30,305	41,422	74,087	51,391	42,539	28,171	(33.8)
Global Markets	(727)	31,521	60,922	66,005	14,326	(3,600)	—
Global Investment Banking	2,169	9,117	23,272	16,981	5,571	16,272	192.1
Global Merchant Banking	(5,855)	4,681	77,602	(20,993)	9,797	41,483	323.4
Asset Management	3,962	4,680	6,247	5,734	5,223	11,067	111.9

Sub Total	29,854	91,421	242,130	119,118	77,456	93,393	20.6
Other *	7,562	(9,915)	(10,305)	(17,873)	(23,007)	4,299	—

Income before income taxes	37,416	81,506	231,825	101,245	54,449	97,692	79.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(10,993)	31,266	36,266	2,781	(20,649)	(4,802)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	2,675	(502)	(90,846)	22,961	(396)	(19,803)	—

Income from continuing operations before income taxes	29,098	112,270	177,245	126,987	33,404	73,087	118.8
Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	30,704	117,609	187,108	209,592	33,404	73,087	118.8

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income/(loss) before income taxes in “Other”.

	Millions of yen						% Change
	For the three months ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006 (A)	September 30, 2006 (B)	(B-A)/(A)
Net gain/loss on trading related to economic hedging transactions	(2,788)	(8,463)	(17,555)	(35,955)	(11,382)	(14,036)	—
Realized gain (loss) on investments in equity securities held for relationship purposes	8,168	(67)	(17)	298	140	4,758	3,298.6
Equity in earnings of affiliates	2,749	2,939	8,296	13,858	3,309	6,136	85.4
Corporate items	503	(3,715)	(3,612)	(619)	(7,163)	3,707	—
Others	(1,070)	(609)	2,583	4,545	(7,911)	3,734	—

Total	7,562	(9,915)	(10,305)	(17,873)	(23,007)	4,299	—

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consists of the following:

Commissions/fees received

	Millions of yen
	For the three months ended						% Change	% Change
	June 30, 2005	September 30, 2005(C)	December 31, 2005	March 31, 2006	June 30, 2006(A)	September 30, 2006(B)	(B-A)/(A)	(B-C)/(C)
Commissions	55,152	77,498	106,187	117,488	79,579	66,063	(17.0)	(14.8)

Brokerage Commissions	31,581	50,975	76,630	88,222	44,554	32,599	(26.8)	(36.0)
Commissions for Distribution of Investment Trust	17,465	19,645	22,401	25,564	25,850	23,122	(10.6)	17.7
Fees from Investment Banking	14,719	24,068	28,569	41,463	14,351	26,901	87.5	11.8

Underwriting and Distribution	8,548	17,096	22,110	30,673	9,151	20,360	122.5	19.1
M&A / Financial Advisory Fees	6,154	6,949	6,389	10,760	5,178	6,360	22.8	(8.5)
Asset Management and Portfolio Service Fees	19,942	24,949	25,589	32,187	29,732	35,476	19.3	42.2

Asset Management Fees	16,885	22,009	21,999	28,213	26,179	31,758	21.3	44.3
Total	89,813	126,515	160,345	191,138	123,662	128,440	3.9	1.5

Net gain on trading
Merchant Banking	189	4,033	(580)	1,604	(2,643)	445	—	(89.0)
Equity Trading	38,901	15,393	32,764	61,015	31,724	12,684	(60.0)	(17.6)
Fixed Income and Other Trading	31,712	24,421	58,394	36,377	26,689	34,413	28.9	40.9

Total	70,802	43,847	90,578	98,996	55,770	47,542	(14.8)	8.4

Consolidated Income Statement Information :

US GAAP Figures

	Millions of yen						% Change	Millions of yen		% Change
	For the three months ended							For the year ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006 (A)	September 30, 2006 (B)	(B-A)/(A)	September 30, 2005 (C)	September 30, 2006 (D)	(D-C)/(C)
Revenue:
Commissions	55,152	77,498	106,187	117,488	79,579	66,063	(17.0)	132,650	145,642	9.8
Fees from investment banking	14,719	24,068	28,569	41,463	14,351	26,901	87.5	38,787	41,252	6.4
Asset management and portfolio service fees	19,942	24,949	25,589	32,187	29,732	35,476	19.3	44,891	65,208	45.3
Net gain on trading	70,802	43,847	90,578	98,996	55,770	47,542	(14.8)	114,649	103,312	(9.9)
Gain (loss) on private equity investments	(2,490)	2,247	7,615	4,956	9,784	27,511	181.2	(243)	37,295	—
Interest and dividends	132,914	183,334	216,162	161,403	207,860	232,311	11.8	316,248	440,171	39.2
Gain (loss) on investments in equity securities	(2,825)	31,199	36,249	3,079	(20,509)	(44)	—	28,374	(20,553)	—
Private equity entities product sales	24,520	21,960	23,916	17,814	20,985	21,720	3.5	46,480	42,705	(8.1)
Other	6,900	5,735	19,115	27,003	4,178	11,734	180.9	12,635	15,912	25.9

Total revenue	319,634	414,837	553,980	504,389	401,730	469,214	16.8	734,471	870,944	18.6
Interest expense	132,101	142,220	194,200	178,669	195,796	218,236	11.5	274,321	414,032	50.9

Net revenue	187,533	272,617	359,780	325,720	205,934	250,978	21.9	460,150	456,912	(0.7)

Non-interest expenses:
Compensation and benefits	72,612	73,792	87,876	91,151	82,768	79,060	(4.5)	146,404	161,828	10.5
Commissions and floor brokerage	5,915	8,881	8,472	9,663	10,255	10,335	0.8	14,796	20,590	39.2
Information processing and communications	20,621	20,624	20,952	27,403	23,167	27,434	18.4	41,245	50,601	22.7
Occupancy and related depreciation	12,518	13,971	13,396	15,164	14,442	13,743	(4.8)	26,489	28,185	6.4
Business development expenses	6,766	8,167	7,622	10,235	7,848	9,810	25.0	14,933	17,658	18.2
Private equity entities cost of goods sold	14,999	13,009	13,712	7,082	11,365	11,843	4.2	28,008	23,208	(17.1)
Other	25,004	21,903	30,505	38,035	22,685	25,666	13.1	46,907	48,351	3.1

	158,435	160,347	182,535	198,733	172,530	177,891	3.1	318,782	350,421	9.9

Income from continuing operations before income taxes	29,098	112,270	177,245	126,987	33,404	73,087	118.8	141,368	106,491	(24.7)

Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—	6,945	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	30,704	117,609	187,108	209,592	33,404	73,087	118.8	148,313	106,491	(28.2)

Business segment information :

Total of business segments

	Millions of yen						% Change	Millions of yen		% Change
	For the three months ended							For the year ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006 (A)	September 30, 2006 (B)	(B-A)/(A)	September 30, 2005 (C)	September 30, 2006 (D)	(D-C)/(C)
Revenue:
Commissions	55,152	77,498	106,187	117,488	79,579	67,931	(14.6)	132,650	147,510	11.2
Fees from investment banking	14,719	24,068	28,569	41,463	14,351	26,901	87.5	38,787	41,252	6.4
Asset management and portfolio service fees	19,942	24,949	25,589	32,187	29,732	35,476	19.3	44,891	65,208	45.3
Net gain on trading	70,802	43,847	90,578	98,996	55,770	47,542	(14.8)	114,649	103,312	(9.9)
Gain (loss) on private equity investments	(2,490)	2,408	96,445	(16,710)	15,059	46,206	206.8	(82)	61,265	—
Interest and dividends	132,850	183,389	216,107	161,363	207,837	232,258	11.8	316,239	440,095	39.2
Gain (loss) on investments in equity securities	8,168	(67)	(17)	298	140	4,758	3,298.6	8,101	4,898	(39.5)
Private equity entities product sales	—	—	—	—	—	—	—	—	—	—
Other	4,371	5,827	16,947	25,671	2,996	12,786	326.8	10,198	15,782	54.8

Total revenue	303,514	361,919	580,405	460,756	405,464	473,858	16.9	665,433	879,322	32.1
Interest expense	132,075	142,120	194,036	178,564	195,690	218,133	11.5	274,195	413,823	50.9

Net revenue	171,439	219,799	386,369	282,192	209,774	255,725	21.9	391,238	465,499	19.0

Non-interest expenses:
Compensation and benefits	69,148	69,985	84,477	87,654	79,461	75,244	(5.3)	139,133	154,705	11.2
Commissions and floor brokerage	5,478	8,561	8,063	9,312	9,819	10,118	3.0	14,039	19,937	42.0
Information processing and communications	20,454	20,508	20,779	27,345	23,005	27,326	18.8	40,962	50,331	22.9
Occupancy and related depreciation	11,270	12,847	12,368	14,268	13,409	12,862	(4.1)	24,117	26,271	8.9
Business development expenses	6,255	7,708	7,036	9,612	7,225	9,196	27.3	13,963	16,421	17.6
Private equity entities cost of goods sold	—	—	—	—	—	—	—	—	—	—
Other	21,418	18,684	21,821	32,756	22,406	23,286	3.9	40,102	45,692	13.9

	134,023	138,293	154,544	180,947	155,325	158,032	1.7	272,316	313,357	15.1

Income from continuing operations before income taxes	37,416	81,506	231,825	101,245	54,449	97,693	79.4	118,922	152,142	27.9

Income from discontinued operations before income taxes	—	—	—	—	—	—	—	—	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	37,416	81,506	231,825	101,245	54,449	97,693	79.4	118,922	152,142	27.9

Reconciliation items of the business segment information to the consolidated income statement information :

Effect of consolidation/deconsolidation of private equity investee companies and unrealized loss/gain on investments in equity securities held for relationship purposes

	Millions of yen						% Change	Millions of yen		% Change
	For the three months ended							For the year ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006 (A)	September 30, 2006 (B)	(B-A)/(A)	September 30, 2005 (C)	September 30, 2006 (D)	(D-C)/(C)
Revenue:
Commissions	—	—	—	—	—	(1,868)	—	—	(1,868)	—
Fees from investment banking	—	—	—	—	—	—	—	—	—	—
Asset management and portfolio service fees	—	—	—	—	—	—	—	—	—	—
Net gain on trading	—	—	—	—	—	—	—	—	—	—
Gain (loss) on private equity investments	—	(161)	(88,830)	21,666	(5,275)	(18,695)	—	(161)	(23,970)	—
Interest and dividends	64	(55)	55	40	23	53	130.4	9	76	744.4
Gain (loss) on investments in equity securities	(10,993)	31,266	36,266	2,781	(20,649)	(4,802)	—	20,273	(25,451)	—
Private equity entities product sales	24,520	21,960	23,916	17,814	20,985	21,720	3.5	46,480	42,705	(8.1)
Other	2,529	(92)	2,168	1,332	1,182	(1,052)	—	2,437	130	(94.7)

Total revenue	16,120	52,918	(26,425)	43,633	(3,734)	(4,644)	—	69,038	(8,378)	—
Interest expense	26	100	164	105	106	103	(2.8)	126	209	65.9

Net revenue	16,094	52,818	(26,589)	43,528	(3,840)	(4,747)	—	68,912	(8,587)	—

Non-interest expenses:
Compensation and benefits	3,464	3,807	3,399	3,497	3,307	3,816	15.4	7,271	7,123	(2.0)
Commissions and floor brokerage	437	320	409	351	436	217	(50.2)	757	653	(13.7)
Information processing and communications	167	116	173	58	162	108	(33.3)	283	270	(4.6)
Occupancy and related depreciation	1,248	1,124	1,028	896	1,033	881	(14.7)	2,372	1,914	(19.3)
Business development expenses	511	459	586	623	623	614	(1.4)	970	1,237	27.5
Private equity entities cost of goods sold	14,999	13,009	13,712	7,082	11,365	11,843	4.2	28,008	23,208	(17.1)
Other	3,586	3,219	8,684	5,279	279	2,380	753.0	6,805	2,659	(60.9)

	24,412	22,054	27,991	17,786	17,205	19,859	15.4	46,466	37,064	(20.2)

Income from continuing operations before income taxes	(8,318)	30,764	(54,580)	25,742	(21,045)	(24,606)	—	22,446	(45,651)	—

Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—	6,945	—	—

Income before income taxes (Total of continuing operations and discontinued operations)	(6,712)	36,103	(44,717)	108,347	(21,045)	(24,606)	—	29,391	(45,651)	—

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

* The amounts are rounded to the nearest million.

Financial Summary For the Six Months Ended September 30, 2006

(Unconsolidated)

Date:	October 25, 2006
Company name (code number):	Nomura Holdings, Inc. (8604)
URL(http://www.nomura.com/)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Tomoyuki Funabiki
Managing Director, Investor Relations Department,
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
Number of shares in unit share system:	100 shares
Date of dividend payment:	December 1, 2006

(1) Operating Results

	(Millions of yen except percentages)
	Operating Revenue	(Comparison)		Operating Income	(Comparison)		Ordinary Income	(Comparison)
Six Months Ended September 30, 2006	250,495	(63.3	%*3)	191,385	(78.0	%*3)	192,667	(74.4	%*3)
Six Months Ended September 30, 2005	153,396			107,536			110,494

Year Ended March 31, 2006	220,699			123,050			131,282

	Net Income	(Comparison)		Income per share (Yen)
Six Months Ended September 30, 2006	189,727	(76.3	%*3)	99.50
Six Months Ended September 30, 2005	107,627			55.98

Year Ended March 31, 2006	17,878			9.34

Notes: 1.	Average number of shares issued and outstanding during	Six months ended September 30, 2006:	1,906,830,017
		Six months ended September 30, 2005:	1,922,726,948
		The year ended March 31, 2006:	1,914,912,274
2.	Change in accounting method: None
3.	Comparison shows increase from the six months ended September 30, 2005.

(2) Financial Position

	(Millions of yen except per share data and percentages)

	Total Assets	Net Assets	Net Worth Ratio(%)	Net Assets Per Share (Yen)
September 30, 2006	4,021,704	1,538,647	38.2	806 . 46
September 30, 2005	3,269,931	1,536,612	47.0	806 . 34

March 31, 2006	3,627,776	1,446,649	39.9	758 . 96

1. Number of shares issued and outstanding at	September 30, 2006:	1,907,325,143
	September 30, 2005:	1,905,653,772
	March 31, 2006:	1,906,097,594
2. Number of treasury stock issued and outstanding at	September 30, 2006:	58,594,717
	September 30, 2005:	60,266,088
	March 31, 2006:	59,822,266

(3) Dividend

Cash dividend	Dividend Per Share(yen)
	1 Q	Interim	3 Q	Year-end			Annual
	Target dividend(*1)	Target dividend(*1)	Target dividend(*1)	Target dividend(*1)	(*2)	Total
Year ended March 31, 2006	—	12	—	12	24	36	48
Year ended March 31, 2007(results)	8	8	—	—	—	—	32	(*2)
Year ended March 31, 2007(estimate)	—	—	8	8	(undetermined)

Notes: 1.	Target dividend represents the lowest level of dividend.
2.	In line with our capital management policy, when Nomura achieves a sufficient level of profit, the year-end cash dividend will be increased so that the consolidated dividend payout ratio is over 30%.

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

(Unaudited)

	(Millions of yen)
	September 30, 2006	March 31, 2006	Increase/ (Decrease)	September 30, 2005
ASSETS
Current Assets	1,987,818	1,831,963	155,854	1,494,015

Cash and time deposits	14,112	13,961	152	13,297
Money held in trust	44,289	—	44,289	—
Short-term loans receivable	1,872,262	1,624,010	248,252	1,421,726
Accounts receivable	32,172	158,126	(125,953)	41,047
Deferred tax assets	5,229	7,387	(2,158)	1,690
Other current assets	19,757	28,485	(8,728)	16,261
Allowance for doubtful accounts	(4)	(5)	1	(5)
Fixed Assets	2,033,886	1,795,813	238,073	1,775,916

Tangible fixed assets	47,572	39,072	8,499	37,385
Intangible assets	95,674	63,002	32,673	60,544
Investments and others	1,890,640	1,693,739	196,901	1,677,987
Investment securities	223,943	247,952	(24,009)	209,937
Investments in subsidiaries and affiliates (at cost)	1,191,162	1,176,502	14,659	1,165,618
Other securities of subsidiaries and affiliates	12,485	12,803	(318)	9,103
Long-term loans receivable from subsidiaries and affiliates	344,548	150,439	194,109	184,812
Long-term guarantee deposits	54,904	52,069	2,834	52,500
Deferred tax assets	47,943	35,058	12,885	38,764
Other investments	15,688	18,949	(3,261)	17,286
Allowance for doubtful accounts	(32)	(33)	0	(33)

TOTAL ASSETS	4,021,704	3,627,776	393,928	3,269,931

LIABILITIES
Current liabilities	1,784,506	1,574,943	209,563	1,135,825

Short-term borrowings	1,684,000	1,322,000	362,000	1,014,500
Collaterals received	83,238	100,871	(17,634)	82,033
Accrued income taxes	208	117,418	(117,210)	27,032
Other current liabilities	17,061	34,654	(17,593)	12,260
Long-term liabilities	698,551	606,185	92,366	597,495

Bonds payable	180,000	180,000	—	180,000
Long-term borrowings	516,000	421,000	95,000	416,000
Other long-term liabilities	2,551	5,185	(2,634)	1,495

TOTAL LIABILITIES	2,483,057	2,181,128	301,929	1,733,320

SHAREHOLDERS’ EQUITY
Common stock	—	182,800	—	182,800
Capital reserves	—	114,518	—	114,326
Additional paid-in capital	—	112,504	—	112,504
Other capital reserves	—	2,014	—	1,821
Earned surplus	—	1,145,018	—	1,257,634
Earned surplus reserve	—	81,858	—	81,858
Voluntary reserve	—	1,020,029	—	1,020,029
Unappropriated retained earnings	—	43,131	—	155,747
Net unrealized gain on investments	—	84,761	—	62,854
Treasury stock	—	(80,448)	—	(81,003)

TOTAL SHAREHOLDERS’ EQUITY	—	1,446,649	—	1,536,612

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	—	3,627,776	—	3,269,931

NET ASSETS
Shareholders’ equity	1,468,724	—	—	—
Common stock	182,800	—	—	—
Capital reserves	113,885	—	—	—
Additional paid-in capital	112,504	—	—	—
Other capital reserves	1,381	—	—	—
Earned surplus	1,250,869	—	—	—
Earned surplus reserve	81,858	—	—	—
Other Earned surplus	1,169,011	—	—	—
Voluntary reserve	994,026	—	—	—
Earned surplus brought forward	174,985	—	—	—
Treasury stock	(78,830)	—	—	—
Valuation and translation adjustments	69,460	—	—	—
Subscription rights to shares	463	—	—	—

TOTAL NET ASSETS	1,538,647	—	—	—

TOTAL LIABILITIES AND NET ASSETS	4,021,704	—	—	—

Nomura Holdings, Inc.

Unconsolidated Income Statement Information

(Unaudited)

	(Millions of yen)
	Six Months Ended September 30, 2006 (A)	Six Months Ended September 30, 2005 (B)	Comparison (A-B)/(B)%	Fiscal Year Ended March 31, 2006
Operating revenue	250,495	153,396	63.3	220,699

Property and equipment fee revenue	38,433	29,268	31.3	61,118
Rent revenue	17,412	15,549	12.0	31,736
Royalty on trademark	9,599	8,501	12.9	23,035
Dividend from subsidiaries and affiliates	178,272	95,734	86.2	95,854
Others	6,779	4,344	56.0	8,957
Operating expenses	59,110	45,860	28.9	97,648

Compensation and benefits	1,303	459	183.8	3,811
Rental and maintenance	19,890	15,961	24.6	34,176
Data processing and office supplies	13,513	10,037	34.6	23,586
Depreciation and amortization	16,964	13,338	27.2	24,272
Others	3,152	3,503	(10.0)	6,585
Interest expenses	4,289	2,562	67.4	5,218

Operating income	191,385	107,536	78.0	123,050

Non-operating income	1,651	3,041	(45.7)	8,401
Non-operating expenses	369	83	346.0	169

Ordinary income	192,667	110,494	74.4	131,282

Special profits	6,084	8,292	(26.6)	8,987
Special losses	2,417	2,152	12.3	124,313

Income before income taxes	196,334	116,634	68.3	15,956

Income taxes - current	6,701	6,396	4.8	12,681

Income taxes - deferred	(94)	2,611	—	(14,603)

Net Income	189,727	107,627	76.3	17,878

Unappropriated retained earnings brought forward		48,121		48,121

Interim dividend		—		22,868

Unappropriated retained earnings		155,747		43,131

Nomura Holdings, Inc.

Unconsolidated Statements of Shareholders’ Equity

For Interim ended September 30,2006

(Unaudited)

	(Millions of yen)
	Shareholders' equity
	Common stock	Capital reserve			Earned surplus				Total Earned surplus	Treasury stock	Total Shareholders’ equity
		Additional paid-in capital	Other capital reserve	Total capital reserve	Earned surplus reserve	Other Earned surplus
			Premium over acquisition cost of Treasury stock sold			Reserve for specified fixed assets	General reserve	Earned surplus brought forward
Balance at March, 31, 2006	182,800	112,504	2,014	114,518	81,858	29	1,020,000	43,131	1,145,018	(80,448)	1,361,888

Issuance of new shares	—	—		—							—
Cash dividends					—			(83,876)	(83,876)		(83,876)
Reversal of general reserve							(26,000)	26,000	—		—
Reversal of reserve for specified fixed assets						(4)		4	—		—
Net income								189,727	189,727		189,727
Purchases of treasury stock										(81)	(81)
Disposal of treasury stock			(633)	(633)						1,700	1,066
Other-net
Change in the term	—	—	(633)	(633)	—	(4)	(26,000)	131,854	105,851	1,618	106,836

Balance at September, 30, 2006	182,800	112,504	1,381	113,885	81,858	26	994,000	174,985	1,250,869	(78,830)	1,468,724

	Valuation and translation adjustments			Subscription rights to shares	Total net assets
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments
Balance at March, 31, 2006	84,761	—	84,761	—	1,446,649
Issuance of new shares					—
Cash dividends					(83,876)
Reversal of general reserve					—
Reversal of reserve for specified fixed assets					—
Net income					189,727
Purchases of treasury stock					(81)
Disposal of treasury stock					1,066
Other-net	(14,769)	(531)	(15,301)	463	(14,838)
Change in the term	(14,769)	(531)	(15,301)	463	91,998
Balance at September, 30, 2006	69,991	(531)	69,460	463	1,538,647

Notes to Financial Statements

The financial information for the six months ended September 30, 2006 were prepared under Japanese GAAP in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977).

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

(1)	Other securities

a. Securities with market value	Recorded at market value.
The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “net assets” on the balance sheet.
b. Securities with no market value	Recorded at cost using the moving average method or amortized cost.

With respect to investment enterprise partnership and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on day of statement of account set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates Recorded at cost using the moving average method.

2. Depreciation and Amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method. However buildings (except leasehold improvements) acquired after March 31, 1998 are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method.

3. Provisions

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectible amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

4. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5. Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred until the profits or losses on the underlying hedged securities are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the difference is depreciated over the remaining period.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8. Application of Consolidated Tax Return System

The Company applies the consolidated tax return system.

9. Accounting standard for presentation of net assets in the balance sheet

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the” Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board Statement No.5)” and the ”Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Financial Accounting Standards Implementation Guidance No.8)” both issued by the Accounting Standards Board of Japan on December 9, 2005.

The adoption of these accounting standards did not have any impact on accompanying Nonconsolidated Statements of Income.

The amount corresponding to the conventional” Shareholders’ Equity” in the balance sheet is 1,538,715 million yen.

“Net Assets” in the Balance Sheet for the interim accounting period is presented according to the revision of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” dated on April 25, 2006.

10. Accounting standard for Share-based Payment

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the ”Accounting standard for Share-based Payment (Accounting Standard Board Statement No.8)” issued by the Accounting Standards Board of Japan on December 27, 2005, and the ”Implementation Guidance for Accounting Standard for Share-based Payment (Financial Accounting Standards Implementation Guidance No.11)” issued by the Accounting Standards Board of Japan on May 31, 2006.

As a result of the adoption, operating income, ordinary income and income before income taxes decreased by 463 million yen.

Notes to Unconsolidated Balance Sheet Information

1.	Financial Guarantees

	(Millions of yen)
	September 30, 2006	March 31, 2006	September 30, 2005
Financial guarantees outstanding	2,820,693	2,528,766	2,030,210

* In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2. Accumulated Depreciation on Tangible Fixed Assets

	(Millions of yen)
	September 30, 2006	March 31, 2006	September 30, 2005
	73,752	68,535	68,124

Notes to Unconsolidated Income Statement Information

1.	“Property and equipment fee revenue” is revenue from the leasing of furniture and fixtures, and software to subsidiaries, including Nomura Securities Co., Ltd.

2.	“Rent revenue” is revenue from the leasing of properties to subsidiaries, including Nomura Securities Co., Ltd.

3.	“Royalty on trademark” is fee or patent revenue received on our trademark from Nomura Securities Co., Ltd.

4.	“Others” (Operating revenue) includes fees from securities lending and interest received on loans from subsidiaries, including Nomura Securities Co., Ltd.

5.	Special profits and losses consist of the following:

	(Millions of yen)
	Six Months Ended September 30, 2006	Six Months Ended September 30, 2005	Year Ended March 31, 2006
Special profits
Gain on sales of investment securities	6,083	8,292	8,987
Reversal of allowance for doubtful accounts	1	—	—
Special losses
Loss on sales of investment securities	5	323	341
Loss on devaluation of investment securities	1,187	57	96
Loss on devaluation of investments in affiliates	—	160	115,432
Loss on retirement of fixed assets	1,226	1,612	8,444

Notes on Unconsolidated Statements of Shareholders’ Equity

Type and number of share of treasury stock

	(Number of shares)
Type of stock	Outstanding shares at the end of March 31, 2006	Number of shares increased	Number of shares decreased	Outstanding shares at the end of September 30, 2006
Ordinary Share	59,822,266	35,955	1,263,504	58,594,717

Notes:	The breakdown of increase/decrease of treasury stock (by reason) is as follows:
	Increase due to repurchase of treasury stock less than one unit	35,955
	Decrease due to exercise of Subscription rights to shares	1,257,000
	Decrease due to sale of treasury stock less than one unit	6,504

Notes on Securities Held

Stocks of Subsidiaries and Affiliates with Market Values

	(Millions of yen)
	Book value	Market Value	Difference
Investments in affiliates	45,800	100,838	55,038

Notes on Other Information

Information on lease transactions will be disclosed on EDINET.

Financial Summary For the Six Months Ended September 30, 2006

Date:	October 25, 2006
Company name:	Nomura Securities Co., Ltd.
(URL http://www.nomura.co.jp/)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Representative:	Nobuyuki Koga
President, Nomura Securities Co., Ltd.
For inquiries:	Tomoyuki Funabiki
Managing Director, Investor Relations Department,
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811

(1) Operating Results

	(Millions of yen except percentages)
	Operating Revenue	(Comparison)		Net Operating Revenue	(Comparison)		Operating Income	(Comparison)
Six Months Ended
	316,811	( -5.9	% * )	279,309	( -7.4	% * )	84,932	( -32.2	% * )
September 30, 2006
Six Months Ended
	336,640			301,658			125,211
September 30, 2005
Year Ended
	842,612			773,433			386,130
March 31, 2006

	Ordinary Income	(Comparison)	Net Income	(Comparison)
Six Months Ended September 30, 2006	85,235	( -31.9% * )	52,333	( -31.3% * )
Six Months Ended September 30, 2005	125,226		76,227
Year Ended March 31, 2006	386,153		232,028

Note: Comparison shows increase/decrease from the six months ended September 30, 2005.

(2) Financial Position

	(Millions of yen except percentages)
	Total Assets	Net Assets	Net Worth Ratio(%)	Capital Adequacy Ratio (%)
September 30, 2006	11,643,262	863,389	7.4	254.9
September 30, 2005	13,884,624	742,900	5.4	286.4
March 31, 2006	15,447,754	898,702	5.8	245.1

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

(Unaudited)

	(Millions of yen)
	September 30, 2006	March 31, 2006	Increase/(Decrease)	September 30, 2005
ASSETS
Current Assets	11,575,007	15,346,728	(3,771,721)	13,803,829

Cash and time deposits	52,865	625,834	(572,969)	461,780
Deposits with exchanges and other segregated cash	761	761	—	761
Trading assets:	5,341,010	5,982,953	(641,943)	6,030,141
Trading securities	4,945,548	5,548,244	(602,696)	5,752,960
Derivative contracts	395,463	434,709	(39,247)	277,182
Net receivables arising from pre-settlement date trades	331,070	—	331,070	610,098
Margin account assets:	346,472	396,274	(49,802)	216,055
Loans to customers in margin transactions	281,392	343,843	(62,451)	156,233
Cash collateral to securities finance companies	65,079	52,430	12,649	59,822
Loans with securities as collateral:	4,943,547	8,039,423	(3,095,876)	6,276,520
Cash collateral for securities borrowed	4,240,974	5,899,002	(1,658,027)	4,885,263
Loans in gensaki transactions	702,573	2,140,422	(1,437,849)	1,391,257
Receivables from customers and others	855	1,955	(1,100)	2,636
Short-term guarantee deposits	67,404	137,162	(69,758)	55,081
Short-term loans receivable	363,629	28,310	335,319	23,889
Deferred tax assets	74,299	79,185	(4,885)	53,911
Other current assets	53,141	54,897	(1,756)	72,974
Allowance for doubtful accounts	(46)	(26)	(20)	(16)
Fixed Assets	68,255	101,026	(32,771)	80,794

Tangible fixed assets	51	9,130	(9,080)	3,411
Intangible assets	631	29,530	(28,899)	19,021
Investments and others	67,574	62,366	5,208	58,362
Investment securities	195	195	—	195
Deferred tax assets	39,379	41,002	(1,623)	37,754
Other investments	28,751	21,916	6,835	21,195
Allowance for doubtful accounts	(751)	(747)	(4)	(781)

TOTAL ASSETS	11,643,262	15,447,754	(3,804,491)	13,884,624

	(Millions of yen)
	September 30, 2006	March 31, 2006	Increase/(Decrease)	September 30, 2005
LIABILITIES
Current Liabilities	10,045,599	13,943,748	(3,898,150)	12,631,191

Trading liabilities:	2,227,725	3,653,958	(1,426,233)	3,003,485
Trading securities	1,871,026	3,303,947	(1,432,921)	2,735,903
Derivative contracts	356,699	350,010	6,688	267,582
Net payables arising from pre-settlement date trades	—	177,642	(177,642)	—
Margin account liabilities:	37,865	26,316	11,548	35,587
Borrowings from securities finance companies	14,254	6,725	7,529	2,615
Customer margin sale proceeds	23,611	19,591	4,020	32,972
Borrowings with securities as collateral:	4,464,767	5,043,715	(578,948)	4,529,877
Cash collateral for securities loaned	2,464,715	2,645,683	(180,968)	2,428,013
Borrowings in gensaki transactions	2,000,052	2,398,032	(397,980)	2,101,863
Payables to customers and others	346,018	196,842	149,176	218,805
Guarantee deposits received	104,351	125,340	(20,990)	110,288
Short-term borrowings	2,285,230	4,194,847	(1,909,617)	4,093,888
Commercial paper	—	10,000	(10,000)	20,000
Short-term bonds payable	489,000	244,000	245,000	504,000
Accrued income taxes	10,417	49,283	(38,866)	20,352
Accrued bonuses for employees	16,000	25,518	(9,518)	16,720
Other current liabilities	64,226	196,287	(132,061)	78,189
Long-term Liabilities	730,625	602,199	128,426	507,914

Bonds payable	258,200	258,200	—	258,200
Long-term borrowings	411,400	276,900	134,500	183,000
Reserve for retirement benefits	56,778	55,533	1,245	54,983
Other long-term liabilities	4,246	11,566	(7,320)	11,731
Statutory Reserves	3,650	3,105	545	2,618

Reserve for securities transactions	3,650	3,105	545	2,618

TOTAL LIABILITIES	10,779,873	14,549,052	(3,769,179)	13,141,723

SHAREHOLDER’S EQUITY
Common stock	—	10,000	—	10,000
Capital reserves	—	529,579	—	529,579
Additional paid-in capital	—	529,579	—	529,579
Earned surplus	—	359,123	—	203,322
Voluntary reserve	—	63,000	—	63,000
Unappropriated retained earnings	—	296,123	—	140,322

TOTAL SHAREHOLDER’S EQUITY	—	898,702	—	742,900

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	—	15,447,754	—	13,884,624

NET ASSETS
Shareholder’s equity	860,401	—	—	—
Common stock	10,000	—	—	—
Capital reserves	529,579	—	—	—
Additional paid-in capital	529,579	—	—	—
Earned surplus	320,822	—	—	—
Other Earned surplus	320,822	—	—	—
Voluntary reserve	63,000	—	—	—
Earned surplus brought forward	257,822	—	—	—
Valuation and translation adjustments	2,989	—	—	—

TOTAL NET ASSETS	863,389	—	—	—

TOTAL LIABILITIES AND NET ASSETS	11,643,262	—	—	—

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

(Unaudited)

	(Millions of yen except percentages)
	Six Months Ended September 30, 2006 (A)	Six Months Ended September 30, 2005 (B)	Comparison (A-B)/(B)(%)	Year Ended March 31, 2006
Operating revenue	316,811	336,640	(5.9)	842,612

Commissions	191,987	170,020	12.9	460,695
Net gain on trading	66,244	115,937	(42.9)	283,124
Net gain on other inventories	7	5	41.7	12
Interest and dividend income	58,573	50,678	15.6	98,781
Interest expenses	37,502	34,982	7.2	69,179

Net operating revenue	279,309	301,658	(7.4)	773,433

Selling, general and administrative expenses	194,378	176,448	10.2	387,303

Transaction-related expenses	40,602	36,081	12.5	84,187
Compensation and benefits	74,704	72,734	2.7	157,161
Rental and maintenance	23,046	21,333	8.0	46,824
Data processing and office supplies	49,575	39,281	26.2	82,361
Others	6,451	7,019	(8.1)	16,769

Operating income	84,932	125,211	(32.2)	386,130

Non-operating income	1,209	800	51.3	2,040
Non-operating expenses	906	784	15.6	2,017

Ordinary income	85,235	125,226	(31.9)	386,153

Special profits	244	—	—	—
Special losses	545	617	(11.6)	1,444

Income before income taxes	84,934	124,609	(31.8)	384,709

Income taxes - current	28,169	58,962	(52.2)	191,783

Income taxes - deferred	4,432	(10,579)	—	(39,102)

Net income	52,333	76,227	(31.3)	232,028

Unappropriated retained earnings brought forward		64,095		64,095

Unappropriated retained earnings		140,322		296,123

Notes to Financial Statements

The financial information for the six months ended September 30, 2006 were prepared in accordance with the “Cabinet Office Ordinance Regarding Securities Companies” (Prime Minister’s Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association, September, 2001) based on “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977), collectively Japanese GAAP.

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

(1)	For trading purposes

Securities, derivative contracts, and other financial instruments classified as trading assets and liabilities are accounted for at fair value based on the mark-to-market method.

(2)	For non-trading purposes

Securities with no market value are recorded at cost using the moving average method.

2. Depreciation and Amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2)	Amortization of intangible assets

Intangible assets are amortized primarily over their estimated useful lives on the straight-line method.

3. Provisions

(1)	Allowance for doubtful accounts

To provide for loan losses, Nomura Securities Co., Ltd. (Nomura Securities) made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(2)	Accrued bonuses

To provide for employee bonus payments, an estimated accrual is recorded in accordance with the prescribed calculation method.

(3)	Reserve for retirement benefits

To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the estimated future obligations less the fair value of current pension assets is recorded as a reserve for employee retirement benefits.

4. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5. Leasing Transactions

Lease contracts for which the title of the leased property has not been transferred are accounted for as operating lease transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred until the profits or losses on the underlying hedged securities are realized.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8. Application of Consolidated Tax Return System

Nomura Securities applies consolidated tax return system.

9. Accounting standard for presentation of net assets in the balance sheet

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board Statement No.5)” and the “Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board Statement No.8)” both issued by the Accounting Standards Board of Japan on December 9, 2005.

The adoption of these accounting standards did not have any impact on accompanying Nonconsolidated Statements of Income.

The amount corresponding to the conventional “Shareholder’s Equity” in the balance sheet is 860,401 million yen.

“Net Assets” in the Balance Sheet for the interim accounting period is presented according to the revision of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” dated on April 25, 2006.

10. Accounting standard for Share-based Payment

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting standard for Share-based Payment (Accounting Standard Board Statement No.8)” issued by the Accounting Standards Board of Japan on December 27, 2005, and the “Implementation Guidance for Accounting Standard for Share-based Payment (Financial Accounting Standards Implementation Guidance No.11)” issued by the Accounting Standards Board of Japan on May 31, 2006.

Notes to Balance Sheet Information

1. Financial Guarantees

	(Millions of yen)
	September 30, 2006	March 31, 2006	September 30, 2005
Financial guarantees outstanding	2,585,382	2,222,896	1,702,433

* In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2. Accumulated Depreciation on Tangible Fixed Assets

	(Millions of yen)
	September 30, 2006	March 31, 2006	September 30, 2005
	46	2,262	1,116

3. Subordinated Borrowings, Bonds, and Notes

	(Millions of yen)
	September 30, 2006	March 31, 2006	September 30, 2005
Short-term borrowings	—	100,000	170,000
Long-term borrowings	250,000	150,000	90,000
Bonds payable	60,000	60,000	60,000

Notes to Income Statement Information

1. Breakdown of Special Profits

	(Millions of yen)
	Six Months Ended September 30, 2006	Six Months Ended September 30, 2005	Year Ended March 31, 2006

Special profits
Gains due to the exemption from any payments of compensation	244	—	—

2. Breakdown of Special Losses

	(Millions of yen)
	Six Months Ended September 30, 2006	Six Months Ended September 30, 2005	Year Ended March 31, 2006
Special losses
Contribution to the Securities Market	—	—	340
Infrastructure Improvement Fund
Reserve for securities transactions	545	617	1,104

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2006
	September 30, 2006(A)	September 30, 2005(B)
Brokerage commissions	63,061	71,771	(12.1)%	219,431

(Stocks)	59,409	67,238	(11.6)	205,702
Underwriting commissions	20,352	16,362	24.4	50,373

(Stocks)	18,273	14,304	27.7	45,672
(Bonds)	2,078	2,058	1.0	4,699
Distribution commissions	50,810	39,292	29.3	89,943

(Investment trust certificates)	48,878	37,027	32.0	84,921
Other commissions	57,763	42,596	35.6	100,948

(Investment trust certificates)	24,392	17,178	42.0	38,825

Total	191,987	170,020	12.9	460,695

(2) Breakdown by Product

	(Millions of yen except percentages)
	Six Months Ended		Comparison (A-B)/ (B)(%)	Year Ended March 31, 2006
	September 30, 2006(A)	September 30, 2005(B)
Stocks	81,127	83,352	(2.7)%	256,566
Bonds	6,363	8,039	(20.9)	15,587
Investment trust certificates	76,657	57,865	32.5	135,381
Others	27,841	20,764	34.1	53,160

Total	191,987	170,020	12.9	460,695

2. Net Gain on Trading

	(Millions of yen except percentages)
	Six Months Ended		Comparison (A-B)/ (B)(%)	Year Ended March 31, 2006
	September 30, 2006(A)	September 30, 2005(B)
Stocks	30,886	41,712	(26.0)%	124,560
Bonds and forex	35,358	74,224	(52.4)	158,564

Total	66,244	115,937	(42.9)	283,124

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Six Months Ended				Comparison (A-B)/(B)(%)		Year Ended March 31, 2006
	September 30, 2006 (A)		September 30, 2005 (B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	33,236	49,230,990	34,752	36,265,607	(4.4)%	35.8%	79,786	99,032,825

(Brokerage)	20,414	29,904,510	23,313	22,872,012	(12.4)	30.7	52,982	62,640,790
(Proprietary Trading)	12,822	19,326,481	11,439	13,393,595	12.1	44.3	26,804	36,392,035

Brokerage / Total	61.4%	60.7%	67.1%	63.1%			66.4%	63.3%

TSE Share	6.3%	6.9%	5.9%	7.3%			6.0%	7.3%

Brokerage Commission per share (yen)	2.88		2.87				3.86

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2006
	September 30, 2006 (A)	September 30, 2005 (B)
Underwriting
Stocks (number of shares)	144	103	39.3%	420
(yen amount)	457,102	396,724	15.2	1,122,472
Bonds (face value)	3,171,372	4,564,039	(30.5)	8,740,809
Investment trust certificates (yen amount)	—	—	—	—
Commercial paper and others (face value)	5,400	31,400	(82.8)	86,100

Subscription and Distribution*
Stocks (number of shares)	149	367	(59.4)	1,112
(yen amount)	493,771	469,564	5.2	1,393,866
Bonds (face value)	1,946,185	1,807,468	7.7	3,393,022
Investment trust certificates (yen amount)	9,635,382	8,560,802	12.6	20,506,780
Commercial paper and others (face value)	—	6,400	(100.0)	57,400

*	Includes secondary offerings and private placements.

5. Capital Adequacy Ratio

			(Millions of yen except percentages)
			September 30, 2006	September 30, 2005	March 31, 2006
Tier I		(A)	860,400	742,900	808,067

	Valuation and translation adjustments		2,988	—	—
Tier II	Statutory reserves		3,649	2,617	3,104
	Allowance for doubtful accounts		45	15	26
	Subordinated debt		310,000	319,500	310,000

	Total	(B)	316,684	322,133	313,130

Illiquid Asset		(C)	173,241	161,412	177,390

Net Capital	(A) + (B) - (C) =	(D)	1,003,843	903,621	943,807

	Market risk		60,749	66,920	78,687
Risk	Counterparty risk		222,886	154,499	203,853
	Basic risk		110,154	94,025	102,528

	Total	(E)	393,790	315,445	385,069

Capital Adequacy Ratio		(D)/(E)	254.9%	286.4%	245.1%

Nomura Securities Co., Ltd. Quarterly Income Statement Information

	(Millions of yen)
	For the Quarter from April 1, 2005 to June 30, 2005	For the Quarter from July 1, 2005 to September 30, 2005	For the Quarter from October 1, 2005 to December 31, 2005	For the Quarter from January 1, 2005 to March 31, 2005	For the Quarter from April 1, 2006 to June 30, 2006	For the Quarter from July 1, 2006 to September 30, 2006
Operating revenue	151,412	185,228	253,102	252,869	164,748	152,064

Commissions	70,069	99,951	129,995	160,679	93,501	98,486
Net gain on trading	57,546	58,391	95,025	72,162	38,521	27,722
Net gain on other inventories	3	2	4	4	5	2
Interest and dividend income	23,794	26,883	28,079	20,025	32,720	25,854
Interest expenses	20,997	13,985	20,927	13,270	21,984	15,518

Net operating revenue	130,415	171,243	232,176	239,599	142,764	136,546

Selling, general and administrative expenses	84,071	92,376	98,781	112,074	94,917	99,461

Transaction-related expenses	15,770	20,311	21,050	27,056	19,460	21,142
Compensation and benefits	35,048	37,685	41,643	42,784	38,045	36,659
Rental and maintenance	10,343	10,990	10,987	14,504	11,322	11,723
Data processing and office supplies	19,621	19,659	20,417	22,663	22,515	27,060
Other	3,288	3,731	4,684	5,066	3,575	2,876

Operating income	46,343	78,867	133,394	127,525	47,847	37,085

Non-operating income	475	324	442	798	198	1,012
Non-operating expenses	382	402	400	833	445	461
Ordinary income	46,437	78,790	133,436	127,490	47,599	37,636
Special profits	12	(12)	—	—	37	207
Special losses	255	362	789	38	279	266

Income before income taxes	46,194	78,416	132,648	127,452	47,357	37,576

Income taxes - current	18,386	40,576	66,914	65,907	2,772	25,397

Income taxes - deferred	219	(10,798)	(12,851)	(15,671)	16,172	(11,740)

Net income	27,589	48,638	78,585	77,217	28,414	23,920

News Release

Nomura Reports Second Quarter, First Half Financial Results

Tokyo, October 25, 2006—Nomura Holdings, Inc. today reported consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2007.

First half summary

Net revenue for the first half was 456.9 billion yen (US$3.9 billion)1, a 0.7% year-on-year decline. Income before income taxes of 106.5 billion yen (US$903 million) was down 28.2% compared to the prior-year period. Net income declined 8.0% year-on-year to 63.7 billion yen (US$540 million). ROE for the first half was 6.1%.

The second quarter dividend will be 8 yen per share, in line with the target dividend previously announced. Payment of the dividend is planned for December 1, 2006.

“While we cannot be completely satisfied with the first half of the year, the strategic initiatives we have taken are steadily yielding results. We will strive to achieve our management targets by building a more stable earnings base both domestically and internationally, and further grow our markets-related business,” said Nobuyuki Koga, Nomura President and CEO.

First half business highlights

•	Domestic Retail: Firm sales of investment trusts, spurred on by the ongoing shift from savings to investment. Three trillion yen of net inflow in Domestic Client Assets*.

•	Global Markets: Progress in new business development, however trading revenue declined.

•	Global Investment Banking: Ranked number one in Equity and Equity-related league table (Japan-related)[2] for nine months through September.

•	Global Merchant Banking: Investment and exit cycle gained traction with new large investments and sale of investment assets. Performance of investments also strong.

•	Asset Management: Strong sales of newly launched investment trusts and funds offering frequent distributions. Net assets in funds for bank customers and Japan Post clients grew steadily.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 117.99 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2006. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.
[2]	Source: Thomson Financial
*	Domestic client assets refers to the sum of assets under custody in the Domestic Retail segment (including regional financial institutions) and the Financial Management Division.

-more-

First half business segment results

Total net revenue from business segments for the first half was 465.5 billion yen (US$3.9 billion), a 19.0% year-on-year increase. Income before income taxes from business segments was 152.1 billion yen (US$1.3 billion), up 27.9% year-on-year.

Domestic Retail

Income before income taxes declined 1.4% year-on-year to 70.7 billion yen. In line with the increasingly diverse range of asset management needs, proposal and consulting services for customers were bolstered and product offering was expanded, leading to firm sales of investment trusts. As a result, commissions for distribution of investment trusts were solid. An overall decline in equity transaction value from individual investors, meanwhile, led to a drop in stock brokerage commissions.

Global Markets

Income before income taxes of 10.7 billion yen was down 65.2% from the previous year. Fixed Income saw a decline in trading revenue due to changes in the interest rate and foreign exchange markets. In Equity, although derivative trading is starting to contribute to revenue and client order flow was strong, block trades declined during the period.

Global Investment Banking

Income before income taxes increased by 93.5% compared to the previous year to 21.8 billion yen. Nomura acted as lead manager on a number of major equity financing deals and saw a rise in equity underwriting fees as well as an expansion of capital-based solutions businesses such as MPOs. Nomura ranked number one in the Equity and Equity-related league table (Japan-related) for the nine months to September.

Global Merchant Banking

Income before income taxes grew 52.5 billion yen compared to the previous year to 51.3 billion yen. Realized and unrealized gains from the partial sale of the stake in Tungaloy, an investee company of Nomura Principal Finance, as well as the partial sale of Terra Firma investee companies contributed to revenue during the period.

Asset Management

Income before income taxes increased 88.5% from the prior year period to 16.3 billion yen. Asset management fees increased as a result of growth in assets under management due to expanded distribution channels and product lineup of funds offering frequent distributions and newly launched funds. Total assets under management for the Asset Management division stood at 23 trillion yen at the end of September. The Nomura 6 Assets Diversified Fund, one of the investment trust products marketed by Japan Post, continued to grow steadily, with net assets of 247 billion yen as of September 30. Net assets in funds sold through banks also increased, totaling 1.3 trillion yen as of September 30.

-more-

Second quarter summary

Net revenue for the second quarter was 251.0 billion yen (US$2.1 billion)3, a 22% quarter-on-quarter increase, and an 8% year-on-year decrease. Income before income taxes of 73.1 billion yen (US$620 million) was up 2.2 times quarter-on-quarter, and down 38% year-on-year. Net income increased 2.2 times quarter-on-quarter, and declined 29% year-on-year to 43.5 billion yen (US$369 million). ROE for the second quarter was 8.3%.

Second quarter business highlights

•	Domestic Retail: Firm sales of investment trusts, spurred on by the ongoing shift from savings to investment; Domestic Client Assets* increased by 1 trillion yen during the quarter

•	Global Markets: Loan-related business grew as Nomura Capital Investment (NCI) started full-fledged operations, however trading revenue declined.

•	Global Investment Banking: Acted as lead manager for a number of large stock underwriting deals in Japan.

•	Global Merchant Banking: Invested 53 billion yen as a general partner in an investment partnership for a management buyout of Skylark.

•	Asset Management: Net assets in the My Story Profit Distribution-type Fund increased (in excess of 1 trillion yen as of October 19, 2006).

Second quarter business segment results

Total net revenue from business segments for the second quarter was 255.7 billion yen (US$2.2 billion), a 22% quarter-on-quarter increase, and a 16.3% year-on-year increase. Income before income taxes from business segments was 97.7 billion yen (US$828 million), up 79% quarter-on-quarter, and 20% year-on-year.

[3]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 117.99 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2006. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

-more-

Domestic Retail

Net revenue declined 11% quarter-on-quarter, and 7% year-on-year, to 94.5 billion yen, while income before income taxes declined 34% quarter-on-quarter, and 32% year-on-year, to 28.2 billion yen. These declines were due to the fact that although sales of investment trusts offering frequent distributions and newly launched funds remained strong in line with the increasingly diverse range of asset management needs, an overall decline in equity transaction value from individual investors reduced revenue. Domestic Client Assets increased by 1 trillion yen compared to the end of June to 77.7 trillion yen, as Nomura advances towards its goal of 100 trillion yen in Domestic Client Assets. Stock brokerage commissions declined 33% quarter-on-quarter to 18.8 billion yen. Commissions for distribution of investment trusts remained firm at 23.9 billion yen.

Global Markets

Net revenue decreased 30% quarter-on-quarter, and 38% year-on-year, to 48.5 billion yen, while income before income taxes was minus 3.6 billion yen. In Fixed Income, JGB and derivative trading revenue declined as a result of turmoil in the bond market stemming from a revision to Japan’s consumer price index (CPI), and changes in the interest rate and foreign exchange markets. In Equity, order flow from block trades declined and trading revenue fell due to decreased stock market volatility.

Global Investment Banking

Net revenue increased 58% from the previous quarter, and 45% year-on-year, to 29.7 billion yen. Income before income taxes increased by 2.9 times compared to the previous quarter, and 78% year-on-year, to 16.3 billion yen. Equity underwriting commissions increased as Nomura acted as lead manager on a number of large deals including the public offerings by Elpida Memory and Matsushita Electric, and IPOs of Nomura Real Estate Holdings and MID REIT. As a result, Nomura ranked number one in the Equity and Equity-related league table (Japan-related) for the nine months through September. In M&A advisory, Nomura acted as financial advisor on a number of symbolic deals such as the tender offer by Oji Paper for Hokuetsu Paper Mills and Marubeni’s purchase of Daiei shares from the Industrial Revitalization Corporation of Japan.

Global Merchant Banking

Net revenue increased by 3.7 times quarter-on-quarter, and 6.5 times year-on-year, to 44.5 billion yen, while income before income taxes grew by 4.2 times quarter-on-quarter, and 8.9 times year-on-year to 41.5 billion yen. During the second quarter Nomura booked realized and unrealized gains from the partial sale of its stake in Tungaloy, an investee company of Nomura Principal Finance, as well as unrealized gains on Terra Firma investee companies. In terms of new investments, Nomura invested 53 billion yen as a general partner in an investment partnership for a management buyout of Skylark and Nomura Financial Partners underwrote 25 billion yen of a capital increase by Mitsui Life Insurance.

-more-

Asset Management

Net revenue increased 35% from the previous quarter, and 55% year-on-year, to 23.9 billion yen, while income before income taxes increased by 2.1 times quarter-on-quarter, and 2.4 times year-on-year, to 11.1 billion yen. Distribution of funds offering frequent distributions and newly launched funds remained robust during the quarter. Assets under management in funds for bank customers rose by 426.5 billion yen in the quarter to 1.3 trillion yen, while net assets of the Nomura Global 6 Assets Diversified Fund distributed by Japan Post increased to 247.0 billion yen, giving it 68% market share in the Japan Post market. Total assets under management for the Asset Management division stood at 23 trillion yen at the end of September.

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd.	81-3-3278-0591

Larry Heiman	Corporate Communications Dept., Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 139 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

-more-

First half of fiscal year ending March 31, 2007 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)
	For the six months ended			For the year ended
	September 30, 2006 (2006.4.1~ 2006.9.30) (B)	September 30, 2005 (2005.4.1~ 2005.9.30) (A)	(B-A)/(A)	March 31, 2006 (2005.4.1~ 2006.3.31)
Net revenue	456.9	460.2	(0.7)	1,145.7
Non-interest expenses	350.4	318.8	9.9	700.1

Income from continuing operations before income taxes	106.5	141.4	(24.7)	445.6
Income from discontinued operations before income taxes	—	6.9	—	99.4

Income before income taxes	106.5	148.3	(28.2)	545.0

Income from continuing operations	63.7	69.8	(8.8)	256.6
Gain on discontinued operation	—	(0.6)	—	47.7

Net income	63.7	69.2	(8.0)	304.3

Return on equity (ROE)	6.1%	7.4%	—	15.5%

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Total of business segments

	(Billions of yen)		% change	(Billions of yen)
	For the six months ended			For the year ended
	September 30, 2006 (2006.4.1~ 2006.9.30) (B)	September 30, 2005 (2005.4.1~ 2005.9.30) (A)	(B-A)/(A)	March 31, 2006 (2005.4.1~ 2006.3.31)
Net revenue	465.5	391.2	19.0	1,059.8
Non-interest expense	313.4	272.3	15.1	607.8

Income before income taxes	152.1	118.9	27.9	452.0

First half of fiscal year ending March 31, 2007 (2)

(1) Net revenue	(Billions of yen)		% change	(Billions of yen)
	For the six months ended		(B-A)/(A)	For the year ended
	September 30, 2006 (2006.4.1~ 2006.9.30) (B)	September 30, 2005 (2005.4.1~ 2005.9.30) (A)		March 31, 2006 (2005.4.1~ 2006.3.31)
Business segment information:
Domestic Retail	200.1	186.2	7.5	446.5
Global Markets	117.4	127.5	(7.9)	371.1
Global Investment Banking	48.5	33.2	45.9	99.7
Global Merchant Banking	56.7	3.6	1,470.5	68.2
Asset Management	41.5	29.3	41.5	65.8

Sub Total	464.2	379.9	22.2	1,051.4
Other	1.3	11.3	(88.1)	8.4

Net revenue	465.5	391.2	19.0	1,059.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(25.5)	20.3	—	59.3
Effect of consolidation/deconsolidation of certain private equity investee companies	16.9	48.6	(65.3)	26.5

Consolidated net revenue	456.9	460.2	(0.7)	1,145.7

(2) Non-interest expenses

Business segment information:
Domestic Retail	129.4	114.5	13.0	249.3
Global Markets	106.6	96.7	10.3	213.4
Global Investment Banking	26.7	22.0	21.4	48.1
Global Merchant Banking	5.4	4.8	12.6	12.8
Asset Management	25.2	20.7	21.8	45.2

Sub Total	293.3	258.6	13.4	568.9
Other	20.1	13.7	46.7	38.9

Non-interest expense	313.4	272.3	15.1	607.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	37.1	46.5	(20.2)	92.2

Consolidated non-interest expenses	350.4	318.8	9.9	700.1

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	70.7	71.7	(1.4)	197.2
Global Markets	10.7	30.8	(65.2)	157.7
Global Investment Banking	21.8	11.3	93.5	51.5
Global Merchant Banking	51.3	(1.2)	—	55.4
Asset Management	16.3	8.6	88.5	20.6

Sub Total	170.8	121.3	40.9	482.5
Other	(18.7)	(2.4)	—	(30.5)

Income before income taxes	152.1	118.9	27.9	452.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(25.5)	20.3	—	59.3
Effect of consolidation/deconsolidation of certain private equity investee companies	(20.2)	2.2	—	(65.7)

Income from continuing operations before income taxes	106.5	141.4	(24.7)	445.6
Income from discontinued operations before income taxes	—	6.9	—	99.4

Income before income taxes (Total of continuing operations and discontinued operation)	106.5	148.3	(28.2)	545.0

*	Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)
	For the six months ended		(B-A)/(A)	For the year ended
	September 30, 2006 (2006.4.1~ 2006.9.30) (B)	September 30, 2005 (2005.4.1~ 2005.9.30) (A)		March 31, 2006 (2005.4.1~ 2006.3.31)
Net gain/loss on trading related to economic hedging transactions	(25.4)	(11.3)	—	(64.8)
Realized gain on investments in equity securities held for relationship purposes	4.9	8.1	(39.5)	8.4
Equity in earnings of affiliates	9.4	5.7	66.1	27.8
Corporate items	(3.5)	(3.2)	—	(7.4)
Others	(4.2)	(1.7)	—	5.4

Total	(18.7)	(2.4)	—	(30.5)

Second quarter of fiscal year ending March 31, 2007 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)	% change
	September 30, 2006 (2006.7.1~ 2006.9.30) (B)	June 30, 2006 (2006.4.1~ 2006.6.30) (A)	(B-A)/(A)	September 30, 2005 (2005.7.1~ 2005.9.30) (C)	(B-C)/(C)
Net revenue	251.0	205.9	21.9	272.6	(7.9)
Non-interest expense	177.9	172.5	3.1	160.3	10.9

Income from continuing operations before income taxes	73.1	33.4	118.8	112.3	(34.9)
Income from discontinued operations before income taxes	—	—	—	5.3	—

Income before income taxes	73.1	33.4	118.8	117.6	(37.9)

Income from continuing operations	43.5	20.1	116.1	60.7	(28.3)
Gain on discontinued operation	—	—	—	0.2	—

Net income	43.5	20.1	116.1	60.9	(28.5)

Return on equity (ROE)	8.3%	3.9%	—	13.1%	—

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Total of business segments

	(Billions of yen)		% change	(Billions of yen)	% change
	September 30, 2006 (2006.7.1~ 2006.9.30) (B)	June 30, 2006 (2006.4.1~ 2006.6.30) (A)	(B-A)/(A)	September 30, 2005 (2005.7.1~ 2005.9.30) (C)	(B-C)/(C)
Net revenue	255.7	209.8	21.9	219.8	16.3
Non-interest expense	158.0	155.3	1.7	138.3	14.3

Income before income taxes	97.7	54.4	79.4	81.5	19.9

Second quarter of fiscal year ending March 31, 2007 (2)

(1) Net revenue	(Billions of yen)		% change	(Billions of yen)	% change
	September 30, 2006 (2006.7.1~ 2006.9.30) (B)	June 30, 2006 (2006.4.1~ 2006.6.30) (A)	(B-A)/(A)	September 30, 2005 (2005.7.1~ 2005.9.30) (C)	(B-C)/(C)
Business segment information:
Domestic Retail	94.5	105.6	(10.5)	101.4	(6.8)
Global Markets	48.5	68.9	(29.6)	77.7	(37.6)
Global Investment Banking	29.7	18.8	57.8	20.5	45.2
Global Merchant Banking	44.5	12.1	267.4	6.9	547.9
Asset Management	23.9	17.6	35.3	15.4	55.3

Sub Total	241.1	223.1	8.1	221.9	8.7
Other	14.6	(13.3)	—	(2.1)	—

Net revenue	255.7	209.8	21.9	219.8	16.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(4.8)	(20.6)	—	31.3	—
Effect of consolidation/deconsolidation of certain private equity investee companies	0.1	16.8	(99.7)	21.6	(99.7)

Consolidated net revenue	251.0	205.9	21.9	272.6	(7.9)

(2) Non-interest expenses

Business segment information:
Domestic Retail	66.3	63.1	5.2	60.0	10.6
Global Markets	52.1	54.6	(4.6)	46.2	12.7
Global Investment Banking	13.4	13.2	1.4	11.3	18.3
Global Merchant Banking	3.1	2.3	31.5	2.2	39.4
Asset Management	12.8	12.4	3.0	10.7	19.7

Sub Total	147.7	145.6	1.4	130.4	13.2
Other	10.4	9.7	6.6	7.8	31.9

Non-interest expense	158.0	155.3	1.7	138.3	14.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	19.9	17.2	15.4	22.1	(10.0)

Consolidated non-interest expenses	177.9	172.5	3.1	160.3	10.9

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	28.2	42.5	(33.8)	41.4	(32.0)
Global Markets	(3.6)	14.3	—	31.5	—
Global Investment Banking	16.3	5.6	192.1	9.1	78.5
Global Merchant Banking	41.5	9.8	323.4	4.7	786.2
Asset Management	11.1	5.2	111.9	4.7	136.5

Sub Total	93.4	77.5	20.6	91.4	2.2
Other	4.3	(23.0)	—	(9.9)	—

Income before income taxes	97.7	54.4	79.4	81.5	19.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(4.8)	(20.6)	—	31.3	—
Effect of consolidation/deconsolidation of certain private equity investee companies	(19.8)	(0.4)	—	(0.5)	—

Income from continuing operations before income taxes	73.1	33.4	118.8	112.3	(34.9)
Income from discontinued operations before income taxes	—	—	—	5.3	—

Income before income taxes (Total of continuing operations and discontinued operation)	73.1	33.4	118.8	117.6	(37.9)

*	Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)	% change
	September 30, 2006 (2006.7.1~ 2006.9.30) (B)	June 30, 2006 (2006.4.1~ 2006.6.30) (A)	(B-A)/(A)	September 30, 2005 (2005.7.1~ 2005.9.30) (C)	(B-C)/(C)
Net gain/loss on trading related to economic hedging transactions	(14.0)	(11.4)	—	(8.5)	—
Realized gain (loss) on investments in equity securities held for relationship purposes	4.8	0.1	3,298.6	(0.1)	—
Equity in earnings of affiliates	6.1	3.3	85.4	2.9	108.8
Corporate items	3.7	(7.2)	—	(3.7)	—
Others	3.7	(7.9)	—	(0.6)	—

Total	4.3	(23.0)	—	(9.9)	—

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2006 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.